The Mills Corporation 2001 Annual Report



In 2001, The Mills Corporation was the best investment you could make in a mall sector Real Estate Investment Trust. Our total return to shareholders last year was 75.9%. Over three years, we've returned 21.2%. Over five years: 11.6%. What does it take to be the best? **Vision.** We have successfully combined the tremendous allure of retail, entertainment, dining, and recreation. Mills centers are distinctive, exciting retail environments where millions of consumers want to spend their time

The Mills Corporation

and money. **Opportunities.** We have consecutively opened 13 landmark centers representing 18 million square feet in highly coveted locations across the United States, each one a major consumer attraction in its market. **Ability.** We have the organizational expertise and financial strength to develop five more major projects of even higher profile over the next three years, including our first European venture. Together, our attributes make The Mills the dominant retail-oriented real estate company for the 21st century. A great investment with a great future.

An investment in The Mills Corporation is an investment in a distinctively different vision for retail. By engaging the imaginations of our customers and making our retail environments more magnetic, we are convincing more and more consumers to favor our destinations over those of our competitors. We are in tune with our consumers, anticipating the trends before they arrive, and developing venues that are flexible enough to change as new desires emerge and evolve. And we have a global perspective, forged by our willingness to develop outside our borders and outside the boundaries of conventional thinking. All together, we have the most powerful retailing vision. A new path to profit. A new strategy for growth.

21st Century Vision



TABLE OF CONTENTS:



TRACKER











Our approach to real estate development is through the senses of our consumers: give people great experiences and they will want to come back. At every Mills project, shopping is blended with entertainment, spectacle, and distinctly memorable experiences.

Exceptional Opportunities

We are developers of opportunity. The Mills began as a bold new concept in off-price retailing. We've leveraged that success into an increasingly diversified portfolio of prime attractions that include unique shopping, entertainment, recreation, dining, full-price retail, and mixed-use venues across the United States and soon in Europe and Canada. In our business, to achieve shareholder value, you have to seize the right opportunities and make them bigger than life. We've consistently proven that we can do that. And the best is yet to come.



During 2001, The Mills was awarded the right to become the developer of a prime section of San Francisco's legendary waterfront piers — a one-of-a-kind, mixed-use opportunity that will further diversify our portfolio.

If any American retail developer can make a major project flourish outside the United States, it's The Mills. In 2001, we took a major step forward with Madrid Xanadú, the most exciting retail development Europe will ever see. Interest isn't just high, it's over the top. Retailers from America will join European retailers in a 1.25 million square foot destination mega-center. It's full-priced, fashion-focused, leisure-oriented and just 14 miles from Spain's capital city market. For The Mills, it means a whole new frontier of business relationships, retailing experience, and shareholder value. Growth should be borderless. Ours is.

Global



Continuous Momentum

With each year and new opening, The Mills continues to build a momentum that's the envy of our industry. We've opened nine successful projects over the last six years. Arundel Mills and Opry Mills opened in 2000. Discover Mills opened in 2001 and this year, Colorado Mills will open in Denver's bustling western flank. In 2003, we unveil Madrid Xanadú and St. Louis Mills followed by Vaughan Mills in Toronto. We anticipate opening our blockbuster Meadowlands project 5 miles from downtown Manhattan along with our San Francisco waterfront project in 2004. As a developer, we are successfully moving to an entirely new level of growth. As an investment, we are achieving a growth trajectory that's rising fast.



The Mills is able to strike that rare equilibrium of new growth and well-managed existing assets.


Solid Operations

We have the management depth and talent needed for operational excellence. We are maximizing base rental revenues, keeping costs tightly contained, and producing positive re-leasing spreads. We have also developed meaningful incremental revenue streams from co-branding alliances and extension businesses such as FoodBrand, Mainstreet Retail, and partnership programs. Altogether, the net result over the past two years: a 5.4% average annual increase in same-center net operating income.



The Mills earns valuable incremental revenues from extension businesses such as FoodBrand, our restaurant concessions company. Coca-Cola is our portfolio-wide beverage partner. Pictured: FoodBrand at Arundel Mills.

In our business, ambition must be well supported. We are. Our access to capital continues to be excellent. Our balance sheet

Financial Strength

has never been in better shape. With both preferred and common stock issuances and the refinancing of maturing debt at lower interest rates, we are positioned to support our long-term growth and are prepared to take full advantage of opportunities as they arise. For The Mills, you can be certain they will.



UGO BOSS

To Our Shareholders

2001 was the most significant year in our history, and for shareholders, the most rewarding year in terms of value created. From whatever angle you look at The Mills — our performance, our financial strength, our new projects, our pipeline, our strategic direction — the past year has either solidified our position or improved it dramatically. We are defining what retail development can be at its best. With our track record and strategic vision, I believe we are the most innovative consumer real estate company of the 21st century.

Some highlights: ✧ In the most dramatic development of 2001, we stepped confidently into the European market for the first time with Madrid Xanadú, an exceptional opportunity that will change the face of The Mills. ✧ We continued our Mills-brand growth with Discover Mills in Atlanta, the first-ever super-regional center with "naming rights" that will earn millions in incremental revenue. ✧ We continued to show strong operating and financial results, in spite of a softer economy and the slip in consumer confidence caused by the terrible events of September 11th.

Beyond any single initiative, we confirmed our ability to develop distinctive and successful properties at a pace unequalled in our industry. After 17 years and 13 established projects, nine of which were developed in the last six years, The Mills brand has become synonymous with a powerful blend of shopping, entertainment, dining, and recreation. We have brought a new form of energy to the mall sector. We are creating consumer destinations where people not only want to shop but want to spend time.

Excellent Performance

As the economy softened last year, we felt the impact like everyone else. But in spite of the slowdown and the abrupt contraction in consumer spending during September, we still turned in a strong performance over the full 12 months. Our stock price rose to a record high as investors began to understand the value in our company and our assets. FFO (Funds From Operations) per share grew at 9%. Same center NOI (Net Operating Income) was 4%. Occupancy remained solid at 93%. And gross sales per square foot were $330.

Discover Mills: Another Great Beginning

In November, we opened Discover Mills, a 1.1-million-square-foot center along I-85 in Atlanta's highly-affluent Gwinnett County. Leased over 88% at opening, it was our first-ever debut of a fashion one-two punch with offerings from Saks Fifth Avenue and Neiman Marcus. Both department stores created bold new prototypes and recorded their best-ever grand openings.

The naming rights deal we negotiated with Discover Financial Services is a breakthrough in our industry. Under our ten-year, multi-million-dollar agreement, the Discover Card is the preferred method of payment at Discover Mills with special incentives and benefits for Discover Card's millions of cardholders. This deal means extra marketing firepower, a decade of incremental revenue, and confirmation that our branding strategy is working — that major national brands are keen on being a part of our success.

One of those brands is ESPN, the world's largest television sports network. In another landmark deal, we partnered with ESPN to open the first XGames Skate Park. Located at Discover Mills, the skate park is a first for the network and will be the home of ESPN action sports competitive skateboarding broadcasts. For The Mills, the deal is another groundbreaking innovation that will increase consumer traffic, provide a good measure of broadcast notoriety for our brand, and generate additional incremental revenues.

Madrid Xanadú: Eurostar

We have always been an opportunistic developer, always on the lookout for fresh opportunities, new formats, and emerging trends where others may not see them. After a comprehensive examination of Europe's retail landscape, a one-of-a-kind project emerged for us.

Madrid Xanadú is the first European venture for The Mills. On a continent known for making new real estate development challenging, we are building what a major U.S. equities analyst says is "...one of the strongest retail development projects we have ever evaluated."



Laurence C. Siegel
Chairman and CEO

All the pieces are now in place. Madrid Xanadú is within a 30-minute drive of over five million people. It lies 14 miles from the center of Madrid with a half-mile of frontage on one of Spain's busiest national highways. We have first-rate local partners who have been instrumental in mitigating our risk and reducing the cost and effort in obtaining construction approvals and entitlements. The largest retailer in Spain, El Corte Inglés, is one of the anchor tenants with a 350,000 square foot department store.

Entertainment and recreation will be a major draw, with a spectacular Snow Dome attraction as the centerpiece. A 17-story indoor ski and snowboarding slope — the first of its kind in Spain — will draw action sports enthusiasts from around the country. A similar dome in Germany attracted more than one million visitors during its first year of operation.

We are not just leaders in our

One year in advance of opening, the response from merchants has been exceptional. A rich pan-European mix of full-price retailers has committed to join us at Madrid Xanadú, including Sweden's Hennes and Mauritz (H&M), Spain's Zara, and Italy's Benetton. We expect that at least 10% of the project's tenants will be U.S.-based.

Retailing is rapidly becoming globalized and The Mills is part of the phenomenon. We brought the first IKEA to North America from Sweden in 1985, building a major retailing bridge between our continents. We are also the largest landlord anywhere in the world to the UK's Virgin Megastore concept. One of our great opportunities with Madrid Xanadú will be to introduce American retailers to Europe through the familiar portals of The Mills, and eventually, import European retailers to our U.S. properties once they've experienced the success generated by our concept.

With permits and approvals secured for Madrid Xanadú in 2001, we began construction in September. Completion is scheduled for spring 2003. To minimize fixed infrastructure costs and maximize our access to local expertise, we have outsourced some of the construction management and leasing to top European firms.

Meadowlands: A Regional Colossus

Our commitment to Meadowlands is stronger than ever, and our plans continue to improve. With exceptional demographics and exposure to more than 10 million residents in its immediate market, the site is one of the most desirable in the New York Metropolitan area. At two million square feet, Meadowlands will have the most expansive and innovative blend of entertainment and retail found in any center in North America. It will also incorporate an additional 1.5 million square feet of office, plus hotel and convention facilities. Added to the adjacent Meadowlands pro sports and entertainment facilities, it will create a regional colossus with massive drawing power.

Clearing regulatory hurdles has been time-consuming. However, the entitlement process for Meadowlands at both the state and federal levels is in its final stages. We anticipate starting construction by the end of this year and opening in 2004.

San Francisco: A Major Win

Our evolution took another leap forward in 2001 by becoming the developer of one of the most magnificent pieces of commercial real estate. In April, after bidding against formidable contenders, The Mills was designated to become the developer of Piers 27-31 on San Francisco's waterfront. Our proposal weighs heavily on recreation and retail with an office component.

Our partner is the local YMCA. The City of San Francisco endorsed our vision and our innovative approach to creating a consumer attraction.

While the San Francisco Piers, Madrid Xanadú and the Meadowlands are indeed unconventional for The Mills, they are, like all our properties, consumer destinations. They are natural diversifications of a powerful idea for which we have the skill set, the relationships, the management expertise, and the vision to build and operate successfully.

A Golden Pipeline

In addition to our portfolio of landmark projects, we are currently developing three properties, each of which is spectacular in its own right. Colorado Mills is exceptionally well located in Denver's fast-growing suburbs on I-70 and is scheduled to open in November 2002. In St. Louis, our site in the community of Hazelwood has interstate highway access to the three fastest-growing counties in the region. Construction will start this year and is scheduled for completion in 2003. Near Toronto, our site in Vaughan is at the very core of one of the most populous regions in our portfolio. American retailers will have access to an eager Canadian market and Canadian retailers will be part of the most energized super-center ever built in the province of Ontario. We anticipate breaking ground in Vaughan this year and opening in late 2003 or early 2004.

A Solid Financial Picture

Our pace of development is supported by a balance sheet that has never been in better shape. During 2001, we improved our capital structure and position significantly. Various capital transactions involving a combination of preferred and common stock and debt refinances resulted in lower leverage, longer maturities, lower borrowing costs, and more strength to execute our business model. Including our pro rata share of joint venture debt, our interest-rate coverage ratio (EBITDA/Interest expense) was 2.5:1 and the weighted average maturity of our debt was 5.8 years. The weighted average interest rate of our debt was 6.8%, and the percentage of fixed rate debt was 83.4%. We are well positioned for continued growth at the pace that our investors have come to expect.

Productivity Improvements

Two years ago, we set out to become a high-growth developer that could also grow internally. Our Portfolio 2001 program, designed in 2000 to

FoodBrand, our restaurant concessions subsidiary, has expanded rapidly, leveraging the strength of our real estate platform. We added a new growth partner in 2001, Panda Restaurant Group, one of the nation's largest restaurant companies. Today, FoodBrand offers a combination of resources and skills that are unmatched in the food and beverage industry.

brand, and the ability to maximize our real estate returns with strategic business initiatives.

Of critical importance, we understand people. The best retail real estate development in the 21st century will create places where people want to not only spend their money but spend their time. We're already creating those places. And our properties are flexible enough to continually refresh their magnetic appeal and maintain the high-energy environment that is the Mills trademark.

That's our strategy. That's our skill. That's what makes us different from any other company in our sector, or for that

field. We are redefining it.

systematically improve asset management and the yields we achieve on projects under development, once again resulted in gratifyingly strong NOI. Averaged over the past two years, our same-center NOI was 5.4%, an increase of 10.8% over 1999. Despite the economic downturn, specialty store sales were $330 per square foot. Our rental spreads — a primary indicator of retailer demand and desirability — continued their double-digit upward trend, increasing by 16.5%. This is a major improvement over our high single-digit results prior to 2000.

With each new project, we sharpen our ability to develop new revenue streams. The naming rights and ESPN deals at Discover Mills are great examples, as is our Mainstreet Retail program which generates revenue from the common area by developing and managing activities such as pushcarts, kiosks, Internet stations, and concierge programs.

Unconventionally Successful

The Mills has traditionally been analyzed and valued in the mall sector. But we defy categorization. 2001 confirmed this. We are outpacing conventional regional-mall developers in the creation of new, accretive shareholder value. We are innovating with such regularity that we really are in a league of our own. And we are still the most recognizable brand in retail real estate — a brand which is achieving greater equity with every new project.

We can no longer be classified by what we build. Our traditional Mills off-price centers are attracting regular full-price specialty store tenants. Madrid Xanadú is a full-price project on another continent. Meadowlands is mega-retail meshing with sports and entertainment. The San Francisco Piers is a bold blending of waterfront retail with recreation and office space.

We are not just leaders in our field. We are redefining it. We offer our shareholders a complete vision of diversified development, international growth, operational expertise, a steady flow of new innovations, a powerful

matter, any other real estate developer in the world. For our shareholders, that's where the ultimate value lies.

We see the future as a different place. We intend on being the first ones to arrive.

LAURENCE C. SIEGEL
Chairman and CEO

Assets at a Glance


SAN FRANCISCO
PIERS 27–31
(TARGET 2004)
ST. LOUIS MILLS
(TARGET 2003)
GURNEE MILLS
MEADOWLANDS
(TARGET 2004)
VAUGHAN MILLS
(TARGET 2003/2004)
FRANKLIN MILLS
ARUNDEL MILLS
POTOMAC MILLS
CONCORD MILLS
OPRY MILLS
DISCOVER MILLS
ONTARIO MILLS
THE BLOCK AT ORANGE
ARIZONA MILLS
GRAPEVINE MILLS
COLORADO MILLS
(OPENS 2002)
KATY MILLS
SAWGRASS MILLS
AND THE OASIS
MADRID XANADÚ
(TARGET 2003)

Presents the gross leasable area ("GLA") of each of our operating properties. GLA includes 972,249 square feet of gross leasable area owned by certain store tenants located as follows: Potomac Mills-80,000 square feet; Franklin Mills-209,612 square feet; Concord Mills Marketplace-11,316 square feet; Sawgrass Mills-281,774 square feet; Gurnee Mills-250,806 square feet; Ontario Mills-125,000 square feet; and Liberty Plaza-13,741 square feet. A ground lease at Franklin Mills of 152,370 square feet and a ground lease at Grapevine Mills of 177,063 square feet are also included.

An anchor store is a store that occupies at least 20,000 square feet.

Anticipated opening dates, approximate GLA and estimated project costs are subject to adjustment as a result of factors inherent in development process, some of which may not be under the control of the Company

Potomac Mills

MARKET: Washington, D.C./Baltimore
LOCATION: Prince William, Virginia, 25 minutes south of Washington, D.C.
SIZE: 1.6 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 18
NUMBER OF OCCUPIED SPECIALTY STORES: 184
OPEN: Phase I, 1985; Phase II, 1986; Phase III, 1993

Franklin Mills

MARKET: Philadelphia/Wilmington
LOCATION: Philadelphia, Pennsylvania, 20 minutes from downtown Philadelphia
SIZE: 1.7 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 19
NUMBER OF OCCUPIED SPECIALTY STORES: 147
OPEN: 1989

Sawgrass Mills and The Oasis

MARKET: Miami/Ft. Lauderdale/Palm Beach
LOCATION: Sunrise, Florida, 20 minutes west of Ft. Lauderdale
SIZE: 2.1 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 22
NUMBER OF OCCUPIED SPECIALTY STORES: 239
OPEN: Phase I, 1990; Phase II, 1995; Phase III, 1999

Gurnee Mills

MARKET: Chicago/Milwaukee
LOCATION: Gurnee, Illinois, 35 minutes north of downtown Chicago
SIZE: 1.6 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 15
NUMBER OF OCCUPIED SPECIALTY STORES: 169
OPEN: 1991

Ontario Mills

MARKET: Los Angeles
LOCATION: Ontario, California, 40 minutes east of downtown Los Angeles
SIZE: 1.5 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 22
NUMBER OF OCCUPIED SPECIALTY STORES: 141
OPEN: 1996
JOINT VENTURE PARTNERS: Simon Property Group, Kan Am

Grapevine Mills

MARKET: Dallas/Ft. Worth
LOCATION: Grapevine, Texas, 20 minutes west of downtown Dallas
SIZE: 1.5 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 19
NUMBER OF OCCUPIED SPECIALTY STORES: 143
OPEN: 1997
JOINT VENTURE PARTNERS: Simon Property Group, Kan Am

Arizona Mills

MARKET: Phoenix
LOCATION: Tempe, Arizona, 20 minutes south of downtown Phoenix
SIZE: 1.2 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 17
NUMBER OF OCCUPIED SPECIALTY STORES: 136
OPEN: 1997
JOINT VENTURE PARTNERS: Simon Property Group, Taubman Realty Group

The Block at Orange

MARKET: Los Angeles/Orange County
LOCATION: City of Orange, California, 25 minutes southeast of downtown Los Angeles
SIZE: 655,000 square feet GLA
NUMBER OF OCCUPIED ANCHORS: 10
NUMBER OF OCCUPIED SPECIALTY STORES: 88
OPEN: 1998
JOINT VENTURE PARTNER: Kan Am

Concord Mills

MARKET: Charlotte
LOCATION: Concord, North Carolina, 15 minutes north of downtown Charlotte
SIZE: 1.3 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 16
NUMBER OF OCCUPIED SPECIALTY STORES: 128
OPEN: 1999
JOINT VENTURE PARTNERS: Simon Property Group, Kan Am

Katy Mills

MARKET: Houston
LOCATION: Katy, Texas, 20 minutes west of downtown Houston
SIZE: 1.2 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 13
NUMBER OF OCCUPIED SPECIALTY STORES: 126
OPEN: 1999
JOINT VENTURE PARTNER: Kan Am

Opry Mills

MARKET: Nashville
LOCATION: Nashville, Tennessee, 10 minutes east of downtown Nashville
SIZE: 1.1 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 16
NUMBER OF OCCUPIED SPECIALTY STORES: 130
OPEN: 2000
JOINT VENTURE PARTNER: Gaylord Entertainment

Arundel Mills

MARKET: Baltimore/Washington, D.C.
LOCATION: Anne Arundel County, Maryland, 15 minutes southwest of Baltimore
SIZE: 1.2 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 13
NUMBER OF OCCUPIED SPECIALTY STORES: 135
OPEN: 2000
JOINT VENTURE PARTNERS: Simon Property Group, Kan Am

Discover Mills

MARKET: Atlanta
LOCATION: Gwinnett County, Georgia, 30 minutes north of downtown Atlanta
SIZE: 1.1 million square feet GLA
NUMBER OF OCCUPIED ANCHORS: 12
NUMBER OF OCCUPIED SPECIALTY STORES: 126
OPEN: 2001
JOINT VENTURE PARTNER: Kan Am

Colorado Mills

MARKET: Denver
LOCATION: Lakewood, Colorado, 10 miles west of downtown Denver
SIZE: 1.2 million square feet GLA
ANTICIPATED OPENING: Fall 2002
JOINT VENTURE PARTNERS: Stevinson Holdings, Kan Am

St. Louis Mills

MARKET: St. Louis
LOCATION: Hazelwood, Missouri, 16 miles northwest of downtown St. Louis
SIZE: 1.2 million square feet GLA
ANTICIPATED OPENING: Fall 2003

Madrid Xanadú

MARKET: Madrid
LOCATION: Arroyo Molinos, Spain, 30 minutes southwest of Madrid
SIZE: 1.2 million square feet GLA
ANTICIPATED OPENING: Spring 2003
JOINT VENTURE PARTNER: Parcelatoria Gonzalo Chacón, S.A.

Vaughan Mills

MARKET: Toronto
LOCATION: Vaughan, Ontario, Canada, 20 minutes north of downtown Toronto
SIZE: 1.4 million square feet GLA
ANTICIPATED OPENING: 2003/2004
JOINT VENTURE PARTNER: Ivanhoe Cambridge

Meadowlands

MARKET: New York City/Northern New Jersey
LOCATION: Carlstadt, New Jersey, 5 miles from Manhattan
SIZE: 2.0 million square feet GLA
ANTICIPATED OPENING: 2004
JOINT VENTURE PARTNERS: Kan Am, Empire Ltd., Bennett S. Lazare, Esq.

San Francisco Piers 27–31

MARKET: San Francisco
LOCATION: San Francisco's Waterfront-Piers 27–31
SIZE: 800,000 square feet GLA
ANTICIPATED OPENING: 2004

Liberty Plaza

MARKET: Philadelphia
373,754 square feet GLA

Concord Mills Marketplace

MARKET: Charlotte
119,848 square feet GLA

(IN THOUSANDS, EXCEPT PER SHARE, AND PER SQUARE FOOT, AND AS NOTED)	2001	2000	1999	1998
Net Income	**$ 21,242**	$ 34,420	$ 27,223	$ 23,252
Income per Share Before Extraordinary Items (diluted)	**$ 1.24**	$ 1.56	$ 1.24	$ 1.10
Net Income per Share (diluted)	**$ 0.84**	$ 1.47	$ 1.17	$ 1.00
Funds From Operations (FFO)	**$121,472**	$105,279	$ 95,076	$ 85,047
FFO per Share (diluted)	**$ 2.93**	$ 2.69	$ 2.43	$ 2.17
Dividend per Share as of Year End	**$ 2.13**	$ 2.07	$ 2.01	$ 1.95
Interest Coverage Ratio[1]	**2.53**	2.47	2.68	2.59
Mills' Rental Revenue[2]	**$446,069**	$398,763	$307,556	$258,653
Mills' Total Reported Tenant Sales (in billions)	**$ 3.9**	$ 3.7	$ 3.0	$ 2.5
Mills' Tenant Reported Specialty Store Sales per Square Foot[3]	**$ 330**	$ 352	$ 337	$ 332
Mills' Occupancy Average	**93%**	96%	95%	97%

[1] *EBITDA (Earnings before interest, taxes, depreciation and amortization)/ Interest Expense (including JV portion of interest expense, net of loan cost amortization).*
[2] *Includes gross rental revenues from Company's operating joint ventures.*
[3] *For comparative purposes to 2001, 2000 sales per square foot would be $338, which includes Concord Mills and Katy Mills.*


Funds From Operations Per Share
(IN MILLIONS)
$2.17
$2.43
$2.69
$2.93
98
99
00
01
Square Footage
(GLA IN MILLIONS)*
13.6
16.7
17.0
18.3
98
99
00
01
Average Specialty Store Re-Leasing Spreads
7.48%
6.49%
15.54%
16.48%
98
99
00
01

* Total Mills/Block GLA

Financial Contents

THE MILLS CORPORATION

Selected Consolidated Financial Data

THE MILLS CORPORATION

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEARS ENDED DECEMBER 31, 2001	2000	1999	1998	1997
Minimum rent	$106,196	$103,550	$104,407	$101,503	$ 96,370
Percentage rent	1,518	2,891	3,677	3,832	4,413
Recoveries from tenants	50,975	52,006	51,680	50,943	47,350
Other property revenue	15,211	10,314	8,778	7,653	8,150
Management fee income from unconsolidated joint ventures	10,436	8,445	4,891	2,193	1,485
Other fee income from unconsolidated joint ventures	8,097	8,637	8,647	7,908	5,647
Total operating revenues	192,433	185,843	182,080	174,032	163,415
Recoverable from tenants	43,065	44,333	44,464	44,361	42,025
Other operating	5,684	5,362	6,184	5,872	5,720
General and administrative	17,352	15,691	12,416	9,994	9,506
Depreciation and amortization	37,820	38,065	34,164	34,786	33,471
Total operating expenses	103,921	103,451	97,228	95,013	90,722
	88,512	82,392	84,852	79,019	72,693
Equity in earnings of unconsolidated joint ventures before extraordinary items	12,525	16,571	12,287	8,097	4,372
Interest income	4,048	4,868	2,605	3,238	2,561
Interest expense, net	(57,737)	(56,736)	(49,498)	(46,366)	(43,195)
Other income (expense)	(2,307)	(4,210)	(1,643)	(796)	740
Income before gain on sale of interest in FoodBrand L.L.C., sale of community centers, extraordinary items, and minority interests	45,041	42,885	48,603	43,192	37,171
Gain on sale of interest in FoodBrand L.L.C.	6,420	—	—	—	—
Gain on sale of community centers	—	18,370	—	—	—
Income before extraordinary items and minority interests	51,461	61,255	48,603	43,192	37,171
Extraordinary losses on debt extinguishments	(16,624)	(3,147)	(2,762)	(422)	(8,060)
Equity in extraordinary losses on debt extinguishments of unconsolidated joint ventures	(127)	(347)	—	(3,518)	(397)
Income before minority interests	34,710	57,761	45,841	39,252	28,714
Minority interests	(13,468)	(23,341)	(18,618)	(16,000)	(12,303)
Net income	$ 21,242	$ 34,420	$ 27,223	$ 23,252	$ 16,411
Income before extraordinary items	$ 1.25	$ 1.57	$ 1.25	$ 1.11	$ 0.99
Extraordinary losses on debt extinguishments	(0.40)	(0.09)	(0.07)	(0.10)	(0.23)
Net income per share	$ 0.85	$ 1.48	$ 1.18	$ 1.01	$ 0.76
Income before extraordinary items	$ 1.24	$ 1.56	$ 1.24	$ 1.10	$ 0.98
Extraordinary losses on debt extinguishments	(0.40)	(0.09)	(0.07)	(0.10)	(0.23)
Net income per share	$ 0.84	$ 1.47	$ 1.17	$ 1.00	$ 0.75

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEARS ENDED DECEMBER 31, 2001	2000	1999	1998	1997
Dividends paid per common share (unaudited):					
Ordinary income	$ —	$ 0.51	$ 0.97	$ 1.14	$ 0.76
Capital gains	—	—	0.02	0.02	—
Return of capital	2.12	1.54	1.00	0.78	1.13
Dividends paid per common share	$ 2.12	$ 2.05	$ 1.99	$ 1.94	$ 1.89
Cash flows provided by (used in):					
Operating activities	$ 90,388	$ 78,386	$ 77,069	$ 78,948	$ 80,273
Investing activities	$ (146,362)	$ (78,042)	$ (95,775)	$ (98,407)	$ (74,837)
Financing activities	$ 54,903	$ 7,068	$ 11,231	$ 4,706	$ 13,500
Funds from operations [1]	$ 121,472	$ 105,279	$ 95,076	$ 85,047	$ 74,055
Diluted weighted average shares outstanding	25,491	23,338	23,293	23,361	21,931
Diluted weighted average shares and units outstanding	41,508	39,166	39,137	39,230	38,063
Total portfolio GLA at end of period	18,261	17,047	16,679	13,567	12,681
Number of properties at end of period	16	14	22	19	18
Investment in real estate assets (before accumulated depreciation)	$1,420,505	$1,239,121	$1,177,726	$1,086,822	$1,018,067
Total assets	1,329,104	1,125,691	1,039,467	970,362	926,621
Total mortgages, notes and loans payable	1,023,894	966,505	877,273	782,182	703,713
Minority interests	57,090	32,385	40,978	54,052	68,955
Total stockholders' equity	96,740	47,934	60,027	78,918	99,024

[1] *The Company generally considers Funds From Operations ("FFO") to be a widely used and appropriate measure of performance for an equity REIT which provides a relevant basis for comparison among REITs. FFO as defined by the National Association of Real Estate Investment Trusts ("NAREIT") means income (loss) before minority interest (determined in accordance with generally accepted accounting principles, or "GAAP"), excluding gains (losses) from debt restructuring and sales of depreciated property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented to assist investors in analyzing the performance of the Company. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including its ability to make distributions and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating the Company's operating performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations–Funds From Operations."*

Except as otherwise required by the context, references to "we," "us," "our" and the "Company" refer to The Mills Corporation and its direct and indirect subsidiaries, including The Mills Limited Partnership, and references to the "Operating Partnership" refer to The Mills Limited Partnership, of which The Mills Corporation is the sole general partner. The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the "Selected Financial Data," and the Company's Consolidated Financial Statements and Notes thereto for the years ended December 31, 2001, 2000, and 1999. Historical results set forth in the "Selected Financial Data" and the Company's Consolidated Financial Statements are not necessarily indicative of the future financial position and results of operations of the Company.

The Mills Corporation is a fully integrated, self managed real estate investment trust that conducts all of its business through the Operating Partnership, in which we own a 1% interest as the sole general partner and a 61.89% interest as a limited partner as of December 31, 2001. Through the Operating Partnership, we are engaged primarily in the ownership, development, redevelopment, leasing, acquisition, expansion and management of a portfolio consisting of twelve super-regional, retail and entertainment-oriented centers, one urban entertainment/retail project, two community centers, and a portfolio of 46 single tenant net lease properties ("Net Lease Properties"). Additionally, the Operating Partnership owns MillsServices Corp. ("MSC"), which was formed to provide development, management, leasing and financial services to entities owned by affiliates of the Company. MSC owns 100% of Mills Enterprises, Inc., an entity that now owns 60% of FoodBrand L.L.C., the food and beverage entity created by the Company in 1999 to master lease, manage and operate food courts and restaurants at the Company's malls.

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to real estate and development assets, revenue recognition in conjunction with providing development, leasing and management services and equity in earnings of unconsolidated joint ventures. A summary of the Company's accounting policies and procedures are included in footnote 2 of the consolidated financial statements and notes thereto. Management believes the following critical accounting policies among others affect its more significant judgment of estimates used in the preparation of its consolidated financial statements.

REAL ESTATE AND DEVELOPMENT ASSETS

Costs related to the acquisition, predevelopment, development, construction and improvement of properties are capitalized. Interest, real estate taxes, insurance and other development related costs including certain direct and indirect costs incurred during the construction period are also capitalized. Upon completion of development all such costs are depreciated over the life of the related assets.

Costs incurred during predevelopment are capitalized after management has identified and secured a site, determined that a project is feasible, and concluded that it is probable that the project will proceed. The Operating Partnership has invested significant amounts of capital in several predevelopment projects. While management believes it will recover this capital through the successful development of such projects, or through other alternative opportunities and courses of action in the event that such development cannot proceed, it is possible that a significant write-off of unrecoverable amounts could occur. A material write-off could impact the financial condition of the Operating Partnership, including its ability to comply with certain covenant tests under various debt agreements of the Company. A material write-off could also impact the Company's ability to obtain funding for future development projects.

Income producing properties are individually evaluated for impairment when various conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis) from a property are less than its historical net cost basis. Upon determination that a permanent impairment has occurred, the Company records an impairment charge equal to the excess of historical cost basis over fair value.

REVENUE RECOGNITION

The Company, as lessor, has retained substantially all the risks and benefits of property ownership and accounts for its leases as operating leases. Minimum rent from income producing properties is recognized on a straight-line basis over the terms of the respective leases. Percentage rent is recognized when tenants' sales have reached certain levels specified in the respective leases. Recoveries from tenants for real estate taxes and other operating expenses are recognized as revenue in the period the applicable costs are incurred.

MSC has entered into agreements with the joint ventures to provide management, leasing, development and financial services for the joint venture properties. For management services, MSC is entitled to a percentage of rental revenues received by the joint venture property. For leasing services, MSC is entitled to an agreed-upon rate monthly per square foot of space leased that is recognized upon execution of a lease. For development services, MSC is entitled to an agreed-upon fee that is deferred during the predevelopment stage of the project and subsequently recognized ratably during the development period once a development agreement is executed. For financial services, MSC receives an agreed upon percentage of the total loan commitment which is recognized when a construction loan or permanent loan is executed by the lender. Costs incurred to provide leasing, development and financial services are capitalized when incurred and subsequently expensed as the fee is earned. Other fee income from affiliated joint ventures reflects the fees earned from providing leasing, development and financing services, net of the estimated costs incurred to provide these services.

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

The Company does not consider itself to be in control of joint ventures when major business decisions require the approval of at least one other general partner. Accordingly, the company accounts for its joint ventures under the equity method.

The Company calculates the equity in income or loss earned from its unconsolidated joint ventures based on its estimate of each partner's economic ownership which is estimated based on anticipated stabilized cashflows as they would be allocated to each partner based on how cash flow is distributed. Generally, under the terms of the respective partnership agreements, net ordinary cashflow is distributed to each partner first to pay preferences on unreturned capital balances (including cumulative unpaid preferences) and thereafter in accordance with residual sharing percentages as defined in the partnership agreement. Cashflow from capital events (including refinancing and asset sales) is allocated first to partners in an amount equal to their unreturned capital account and thereafter in accordance with residual sharing percentages.

Fluctuations in the Company's results of operations from period to period are partially affected by acquisitions, dispositions, new assets placed in service, and other business transactions generated from the Company's pursuit to develop new shopping centers, expand existing shopping centers, and build on other retail alternatives that leverage the Company's existing portfolio. The following is a summary of new shopping center openings, acquisitions and dispositions for the years ended December 31, 2001, 2000 and 1999.

For the year ended December 31, 2001, the Consolidated Financial Statements and accompanying Notes reflect the consolidated financial results of four wholly-owned shopping centers, two community centers including Concord Mills Marketplace which opened in October 2001, the equity in earnings of nine unconsolidated joint ventures, including Discover Mills which opened in November 2001, 46 Net Lease Properties and the operations of MSC.

In November 2001, the Operating Partnership acquired Kan Am's interest in Mills - Kan Am Sawgrass Phase 3 Limited Partnership (the joint venture that owns The Oasis at Sawgrass), in exchange for 1,245,000 limited partnership units of the Operating Partnership. As a result of this transaction the Company owns 100% of The Oasis at Sawgrass. Additionally, in October 2001, the Company sold a 40% interest in FoodBrand L.L.C., one of the Company's wholly-owned subsidiaries which master leases, and operates the food courts and several restaurants at a number of Mills' properties, to privately-held Panda Restaurant Group. The transaction resulted in a $6.4 million gain for the year ended December 31, 2001.

For the year ended December 31, 2000, the Consolidated Financial Statements and accompanying Notes reflect the consolidated financial results of four wholly-owned Mills shopping centers, eleven community centers, ten of which were sold in August 2000 ("Disposed Properties"), the equity in earnings of nine unconsolidated joint ventures including Opry Mills and Arundel Mills which opened in May and November 2000, respectively, 46 Net Leased Properties which were acquired in September and October 2000 and the operations of MSC.

For the year ended December 31, 1999, the Consolidated Financial Statements and accompanying Notes reflect the consolidated financial results of four wholly-owned Mills shopping centers, eleven community centers, the equity in earnings of seven unconsolidated joint ventures including, The Oasis at Sawgrass, Concord Mills and Katy Mills which opened in April, September and October 1999, respectively, and the operations of MSC.

[illegible]

Minimum rent for the year ended December 31, 2001 increased by approximately $2.6 million (2.6%) as compared with the year ended December 31, 2000. The increase was due to higher re-leasing rates for specialty tenants as well as the modification of leases for several Sawgrass tenants that previously paid percentage rents and converted them to minimum rent paying tenants. Additionally, the increase reflects higher rental rates at Potomac Mills, a full year of rental revenues received from a new anchor tenant at Liberty Plaza which opened in November 2000 and Net Lease Properties which were acquired in the third quarter of 2000, partially offset by loss of minimum rents from the ten Disposed Properties and lower occupancy primarily due to a significant number of tenant bankruptcies in 2001.

Percentage rent for the year ended December 31, 2001 decreased by $1.4 million (47.5%) as compared with the year ended December 31, 2000 due to modifications of certain leases at Sawgrass Mills, whereby percentage rent paying tenants were converted to minimum rent paying tenants, a loss of percentage rents from the ten Disposed Properties and due to a decrease in specialty tenant reported sales which were significantly impacted in the South Florida market after the tragic events of September 11, 2001.

Recoveries from tenants for the year ended December 31, 2001 decreased by $1.0 million (2.0%) as compared with the year ended December 31, 2000. The decrease was due primarily to a decrease of recoveries from tenants associated with the Disposed Properties for which there is an offsetting reduction in recovery expenses. In addition, this decrease was partially offset by higher tax recoveries at Sawgrass Mills due to an increase in property tax expense as a result of a property tax reassessment.

Other property revenues, which includes rent from temporary tenants, termination income, and income from the Company's Mainstreet pushcart program, for the year ended December 31, 2001 increased by $4.9 million (47.5%) as compared with the year ended December 31, 2000. The increase was due primarily to a more aggressive termination policy for underperforming tenants, the current year recovery of accounts receivable totaling $1.6 million that were previously written off, increased kiosk rentals, and increased rental of in-line temporary space as a result of lower occupancy.

Management fee income from unconsolidated joint ventures for the year ended December 31, 2001 increased by $2.0 million (23.6%) as compared with the year ended December 31, 2000 due primarily to a full year of management fees received in 2001 from Opry Mills and Arundel Mills which opened to the public in May and November 2000, respectively, and from the opening of Discover Mills in November 2001.

Other fee income from unconsolidated joint ventures for the year ended December 31, 2001 decreased by $0.5 million (6.3%) as compared with the year ended December 31, 2000. The decrease was due primarily to the timing of development and leasing activity at Arundel Mills, Discover Mills, Colorado Mills and Madrid Xanadu.

Recoverable expenses for the year ended December 31, 2001 decreased by approximately $1.3 million (2.9%) as compared with the year ended December 31, 2000 due primarily to the reduction of expenses associated with the Disposed Properties, partially offset by higher real estate taxes at Sawgrass Mills as a result of a property tax reassessment.

Other operating expenses for the year ended December 31, 2001 increased $0.3 million (6.0%) as compared with the year ended December 31, 2000, due primarily to an increase in allowance for bad debts as a result of increased tenant bankruptcies in 2001.

General and administrative expenses for the year ended December 31, 2001 increased by $1.7 million (10.6%) as compared with the year ended December 31, 2000. The increase was due to increased employee bonuses and increased costs associated with expanded operations as a result of the openings of Discover Mills, Arundel Mills and Opry Mills which opened to the public in November 2001, November 2000 and May 2000, respectively, and costs incurred by the Company in conjunction with the departure of the Company's Chief Operating Officer.

Depreciation and amortization expense for the year ended December 31, 2001 decreased $0.3 million (0.6%) as compared with the year ended December 31, 2000. The decrease was due to the lower overall depreciation and amortization expense of the Net Lease Properties in 2001 as compared with the depreciation and amortization expense incurred for the Disposed Properties in 2000, partially offset by additional assets placed in service in 2001 and late 2000.

Equity in earnings of unconsolidated joint ventures before extraordinary items for the year ended December 31, 2001 decreased $4.0 million (24.4%) as compared with the year ended December 31, 2000. The decrease reflects lower termination income received from a tenant in 2000 at four joint venture properties of which the Company's share totaled $2.4 million, lower land sale gains, increased bad debts due to an increase in tenant bankruptcies, increased depreciation and amortization from placing assets into service, and higher interest expense at Grapevine Mills and Ontario Mills due to obtaining financing in late 2000 for expansion of these centers. The decrease was partially offset by lower interest expense at Concord Mills and Katy Mills due to a decrease in the LIBOR rate in 2001 and an increase in net income from Discover Mills, Arundel Mills and Opry Mills as a result of a full year of operations for Arundel Mills and Opry Mills and the November 2001 opening of Discover Mills.

Interest income for the year ended December 31, 2001 decreased by $0.8 million (16.8%) as compared with the year ended December 31, 2000. The decrease was due to the repayment of advances made by the Company in late 2000 to joint ventures that own the Discover Mills and Opry Mills partnerships. Additionally, interest income earned from advances to the Meadowlands Mills joint venture was higher in 2000 due to recognizing previously deferred interest income as a result of certain events that made collectibility of interest probable in 2000, including certain actions taken by the U.S. Army Corps of Engineers with respect to the required fill permit for the Meadowlands project. The decrease was partially offset by increased interest income associated with tax incremental financing bonds acquired from the City of Hazelwood, Missouri in conjunction with the future development of St. Louis Mills. The aggregate face amount of the bonds is approximately $7.8 million.

Interest expense, net for the year ended December 31, 2001 increased $1.0 million (1.8%) as compared with the year ended December 31, 2000. The increase was due to interest expense incurred on our Series A preferred stock, which was issued during the second quarter of 2001, higher interest expense from the refinancing of the Potomac Mills and Gurnee Mills debt due to an increase in leverage and the interest rate, an increase in the interest rate on the Sawgrass Mills debt as a result of its refinancing and an increase in interest expense for the Net Lease Properties as compared with the Disposed Properties due to the timing of these property acquisitions and dispositions. The increase was partially offset by interest rate savings on our variable rate debt as a result of the decline in the LIBOR rate in 2001 and the reduction of our revolving loan balance as a result of the issuance of series A preferred stock in April and May of 2001 and the issuance of 4,025,000 shares of common stock in August 2001.

Other income (expense) for the year ended December 31, 2001 increased by $1.9 million (45.2%) as compared with the year ended December 31, 2000 due primarily to a $0.5 million increase in operating income from our FoodBrand operations and a decrease in abandoned project costs of $2.5 million, compared with the prior year, partially offset by a reduction in land sale gains of $1.1 million.

Extraordinary losses on debt extinguishment for the year ended December 31, 2001 increased by $13.5 million as compared with the year ended December 31, 2000. In 2001, we incurred extraordinary losses on debt extinguishments totaling $16.6 million related to the refinancing of mortgages on Potomac Mills, Gurnee Mills and Sawgrass Mills. In 2000, the Company incurred an extraordinary loss on debt extinguishment totaling $3.1 million related to the refinancing of Sawgrass Mills.

Equity in extraordinary losses on debt extinguishment of unconsolidated joint ventures for the years ended December 31, 2001 and December 31, 2000 was $0.1 million and $0.3 million, respectively, which represent the Company's share of the extraordinary losses on debt extinguishments related to the refinancing of The Oasis at Sawgrass and The Block at Orange in 2001 and Arizona Mills and The Oasis at Sawgrass in 2000.

Income before minority interests for the year ended December 31, 2001 decreased by $23.1 million (39.9%) as compared to the year ended December 31, 2000. The decrease was due primarily to gains recognized in 2001 when compared to the gain recognized upon the sale of the Disposed Properties in 2000, partially offset by the 2001 gain from a sale of interest in FoodBrand. Excluding extraordinary losses on debt extinguishment as well as the impact of the gains on the sale of an interest in FoodBrand and the sale of the Disposed Properties, income before minority interests increased by $2.2 million (5.0%) for the reasons discussed above.

Minimum rent for the year ended December 31, 2000 decreased $0.9 million (0.8%) as compared with the year ended December 31, 1999. The decrease was primarily due to the loss of $6.4 million of minimum rent associated with the Disposed Properties. This decrease was partially offset by $2.5 million of rental income from the Net Lease Properties that were acquired in September and October 2000, an increase of $1.5 million in kiosk rents due to program expansion, higher rents throughout the portfolio and the opening of four new anchor tenants at Franklin Mills, Sawgrass Mills and Liberty Plaza.

Recoveries from tenants for the year ended December 31, 2000 increased $0.3 million (0.6%) as compared with the year ended December 31, 1999. The increase was primarily due to increased expenses at various properties partially offset by the loss of $2.1 million of recoveries from tenants associated with the Disposed Properties.

Other property revenue which includes rent from temporary tenants, termination income and income from the Company's pushcart program, for the year ended December 31, 2000 increased $1.5 million (17.5%) as compared with the year ended December 31, 1999. The increase was due to current year recovery of accounts receivable that were reserved in prior years, more aggressive termination policies for underperforming tenants and an increase in income related to the Company's pushcart program.

Management fee income from unconsolidated joint ventures for the year ended December 31, 2000 increased $3.6 million (72.7%) as compared with the year ended December 31, 1999. The increase was primarily due to the opening of The Oasis at Sawgrass in the second quarter of 1999, the opening of Concord Mills in the third quarter of 1999, the opening of Katy Mills in the fourth quarter of 1999, the opening of Opry Mills in the second quarter of 2000 and the opening of Arundel Mills in the fourth quarter of 2000.

Other operating expenses for the year ended December 31, 2000 decreased $0.8 million (13.3%) as compared with the year ended December 31, 1999. The decrease is primarily due to $0.4 million of expenses associated with the Disposed Properties as well as decreased legal and promotional expenses across the portfolio.

General and administrative expenses for the year ended December 31, 2000 increased $3.3 million (26.4%) as compared with the year ended December 31, 1999. The increase was primarily due to the increase in costs associated with the our FoodBrand operations and expanded operations as a result of opening The Oasis at Sawgrass, Concord Mills, Katy Mills, Opry Mills and Arundel Mills.

Depreciation and amortization expense for the year ended December 31, 2000 increased by $3.9 million (11.4%) as compared with the year ended December 31, 1999. The increase was due to a $1.2 million increase in depreciation associated with our FoodBrand operations, a $0.9 million increase in equipment depreciation due to software conversions and upgrades, a $0.6 million increase in amortization of leasing costs associated with wholly-owned property expansion and remerchandising as well as additional amortization of unconsolidated joint venture investment basis adjustments associated with the openings of Concord Mills, Katy Mills, Opry Mills and Arundel Mills.

Equity in earnings of unconsolidated joint ventures before extraordinary items for the year ended December 31, 2000 increased $4.3 million (34.9%) as compared with the year ended December 31, 1999. The increase is due to a $3.1 million increase in the Company's share of joint venture land sale gains, as well as an increase in operating income across all joint venture properties and an increase in lease buyout fees at various joint venture centers. This increase is offset by a decrease of $1.1 million in interest income received during 1999 related to the tax increment financing on the Katy Mills joint venture. The financing agreement provides for the joint venture to receive interest on costs incurred prior to receipt of the financing.

Interest income for the year ended December 31, 2000 increased $2.3 million (86.9%) as compared with the year ended December 31, 1999. The increase was primarily due to the recognition of previously deferred interest income relating to advances that the Company made to the Meadowlands Mills joint venture. This income was recognized in the third quarter of 2000 as a result of certain events that made the collectibility of interest probable, including certain actions taken by the U.S. Army Corps of Engineers with respect to the required fill permit for the Meadowlands project.

Interest expense, net for the year ended December 31, 2000 increased $7.2 million (14.6%) as compared with the year ended December 31, 1999. The increase was primarily due to the additional debt related to Sawgrass Mills that was obtained in January 2000 and a higher average debt burden related to the line of credit. The Company also had $2.0 million of interest expense related to Net Lease Properties, which was partially offset by a $3.3 million reduction in interest expense related to the Disposed Properties.

Other income (expense) for the year ended December 31, 2000 decreased by $2.6 million (156.2%) as compared with the year ended December 31, 1999. The decrease was primarily due to an increase of $4.6 million in costs of abandoned projects and $0.6 million decrease in gains from wholly-owned land sales. This was partially offset by a $2.7 million increase in operating margins associated with our FoodBrand operations and other retail operating operations.

Extraordinary losses on debt extinguishments for the year ended December 31, 2000 increased $0.4 million (13.9%) as compared with the year ended December 31, 1999. In 1999, the Company incurred $2.7 million in extraordinary loss on the debt extinguishment related to the refinancing of the Community Centers versus $3.1 million in extraordinary loss on the debt extinguishment related to the refinancing of Sawgrass Mills in 2000.

Equity in extraordinary losses on debt extinguishments of unconsolidated joint ventures for the year ended December 31, 2000 was $0.3 million which represents the Company's share of the $0.9 million extraordinary loss on debt extinguishments related to the refinancing of Arizona Mills.

[illegible]

The Company conducts its business through its Operating Partnership, wholly-owned subsidiaries and affiliates. The consolidated financial statements include accounts of the Company and all subsidiaries that the Company controls. The Company does not consider itself to be in control of an entity when major business decisions require the approval of at least one other general partner. Accordingly, the Company accounts for its investments in joint ventures under the equity method. Because a significant number of the Mills shopping centers are operated in joint ventures, we have expanded management's discussion and analysis of financial condition and results of operations to discuss the results of operations of the unconsolidated joint ventures without regard to the Company's pro rata share of these operations. The table below provides the income statement of the unconsolidated joint ventures for the years ended December 31, 2001, 2000 and 1999 and is followed by a discussion of the unconsolidated joint venture results of operations:

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
[illegible]			
Minimum rent	**$ 176,215**	$145,513	$ 92,508
Percentage rent	**4,343**	4,261	1,406
Recoveries from tenants	**71,359**	56,870	35,163
Other property revenue	**20,252**	23,358	9,937
Total revenues	**272,169**	230,002	139,014
[illegible]			
Recoverable from tenants	**63,453**	52,714	34,117
Other operating	**19,379**	15,897	9,232
Depreciation and amortization	**92,506**	72,192	45,394
Total expenses	**175,338**	140,803	88,743
	96,831	89,199	50,271
[illegible]			
Interest income	**8,433**	9,519	10,737
Interest expense	**(90,219)**	(77,587)	(45,557)
Other income (expense)	**2,943**	(1,137)	2,421
[illegible]	**17,988**	19,994	17,872
Gain on land sales	**7,261**	12,924	8,568
[illegible]	**25,249**	32,918	26,440
Extraordinary losses on extinguishment of debt	**(527)**	(943)	—
[illegible]	**$ 24,722**	$ 31,975	$ 26,440
[illegible]	**$ 12,525**	$ 16,571	$ 12,287
[illegible]	**$ (127)**	$ (347)	$ —

[illegible]

Minimum rent for the year ended December 31, 2001 increased $30.7 million (21.1%) as compared with the year ended December 31, 2000. The increase is due primarily to the opening of Discover Mills in November 2001, and the opening of Arundel Mills and Opry Mills in November and May 2000, respectively.

Percentage rent for the year ended December 31, 2001 increased $0.1 million (1.9%) as compared with the year ended December 31, 2000. The increase results from a full year of operations of Arundel Mills and Opry Mills which opened in 2000, offset by lower percentage rents at some of the other joint venture properties due to a decline in sales as a result of the tragic events of September 11, 2001.

Recoveries from tenants for the year ended December 31, 2001 increased $14.5 million (25.5%) as compared with the year ended December 31, 2000. The increase was due primarily to the openings of Arundel Mills and Opry Mills in 2000 and Discover Mills in 2001 which openings contributed $11.7 million of the increase in recovery revenue over 2000. Excluding the positive impact from new properties, the increase relates primarily to an increase in the Company's recovery rates and recoverable expenses at several joint venture properties.

Other property revenues for the year ended December 31, 2001 decreased $3.1 million (13.3%) as compared with the year ended December 31, 2000. The decrease relates to the recognition of lease termination income of $7.6 million from one tenant at four joint venture properties in 2000. Excluding the significant amount of termination income received from that tenant, other property revenues increased $4.5 million due to a full year of operations for Arundel Mills and Opry Mills and the 2001 opening of Discover Mills. The three new properties contributed $3.0 million of the increase. Additionally, termination income at existing centers due to a more aggressive policy for underperforming tenants and an increase in rental income from temporary tenants due to lower occupancy contributed to the increase.

Recoverable expenses for the year ended December 31, 2001 increased $10.7 million (20.4%) as compared with the year ended December 31, 2000, due primarily to the opening of Discover Mills in 2001 and the opening of Arundel Mills and Opry Mills in November and May 2000, respectively, which contributed $9.6 million of the increase.

Other operating expenses for the year ended December 31, 2001 increased $3.5 million (21.9%) as compared with the year ended December 31, 2000, due primarily to a full year of operations for Arundel Mills and Opry Mills and the 2001 opening of Discover Mills which contributed $2.9 million of the increase. Additionally, bad debts and related legal costs increased due to an increase in tenant bankruptcies in 2001.

Interest income for the year ended December 31, 2001 decreased $1.1 million (11.4%) as compared with the year ended December 31, 2000 due primarily to the collection of note receivable balances at several properties.

Interest expense for the year ended December 31, 2001 increased $12.6 million (16.3%) as compared with the year ended December 31, 2000. The increase in interest expense is due primarily to placing Arundel Mills and Opry Mills into service in late 2000, contributing $11.9 million of the increase. Additionally, interest expense was higher at Ontario Mills and Grapevine Mills due to the fourth quarter 2000 financing of expansions at these centers. These increases were partially offset by lower interest on variable rate debt as a result of a decline in the LIBOR rate in 2001.

Minimum rent for the year ended December 31, 2000 increased $53.0 million (57.3%) as compared with the year ended December 31, 1999. The significant increase was due primarily to the new joint venture properties that opened in 2000 and 1999. The Oasis at Sawgrass, Concord Mills and Katy Mills which opened in April, September and October of 1999, respectively, were open for a full year in 2000 and contributed approximately $32.2 million to the increase. In addition, Opry Mills and Arundel Mills opened in May and November of 2000, respectively, contributing an additional $16.9 million in minimum rent when compared to the prior year.

Percentage rent for the year ended December 31, 2000 increased $2.9 million (203.1%) as compared with the year ended December 31, 1999. The increase in percentage rent was due to higher sales throughout the portfolio which contributed $1.8 million of the increase. In addition, the opening of The Oasis at Sawgrass, Concord Mills and Katy Mills in 1999 and Arundel Mills and Opry Mills in 2000, contributed a combined $1.1 million to the increase.

Recoveries from tenants for the year ended December 31, 2000 increased $21.7 million (61.7%) as compared with the year ended December 31, 1999. The increase is due primarily to the opening of five new joint venture properties The Oasis at Sawgrass, Concord Mills and Katy Mills in 1999, and Opry Mills and Arundel Mills in 2000, which contributed a combined total of $19.8 million (91.2%) of the total increase. Also contributing to the increase were increased recovery rates and increased recoverable expenses at several of the joint venture properties.

Other property revenues for the year ended December 31, 2000 increased $13.4 million (135.1%) as compared to the year ended December 31, 1999 due primarily to termination income totaling $7.6 million received from one tenant at four joint venture properties. Additionally, the new properties added in 1999 and 2000 contributed $4.8 million of the increase and the Company's pushcart program and increased leasing of temporary in-line space contributed to the remainder of the increase in other property revenues.

Recoverable expenses for the year ended December 31, 2000 increased $18.6 million (54.5%) as compared with the year ended December 31, 1999. The increase was due to the opening of The Oasis at Sawgrass, Concord Mills and Katy Mills in 1999, and Opry Mills and Arundel Mills in 2000 which contributed $17.7 million (95.2%) of the increase. Excluding the impact from the newly opened properties, the increase was $0.9 million (3.3%) due to increased expenses at Ontario Mills and Grapevine Mills associated with the addition of anchor tenants at these properties.

Other operating expenses for the year ended December 31, 2000 increased $6.7 million (72.2%) as compared with the year ended December 31, 1999. The increase was due primarily to the addition of the five new properties that opened in 1999 and 2000 which contributed $4.4 million of the increase, a legal settlement totaling $1.3 million at Ontario Mills in 2001 related to a tenant dispute of which $1.1 million was accrued in 2000, and higher bad debts at The Block at Orange.

Interest income for the year ended December 31, 2000 decreased $1.2 million (11.3%) as compared with the year ended December 31, 1999. The decrease was due primarily to the reduction of note receivable balances at Grapevine Mills in 2000 as compared to 1999.

Interest expense for the year ended December 31, 2000 increased $32.0 million (70.3%) as compared with the year ended December 31, 1999. The increase was due to interest incurred on properties placed into service in 2000 and 1999 which contributed approximately $29.9 million of the increase and a higher LIBOR rate in 2000 which contributed to higher interest expense on variable rate debt.

Net cash provided by operating activities increased $12.0 million (15.3%) to $90.4 million for the year ended December 31, 2001 as compared with $78.4 million for the year ended December 31, 2000. This increase resulted from increased operational income and improved collection of accounts receivable, partially offset by the timing of payments for other assets and accrued expenses. Net cash used in investing activities increased by $68.4 million (87.5%) to $146.4 million for the year ended December 31, 2001 as compared with $78.0 million for the year ended December 31, 2000. The increase is due to increased development expenditures and contributions to the unconsolidated joint ventures for the development of Colorado Mills, Madrid Xanadu, St. Louis Mills, Vaughan Mills, Meadowland Mills, San Francisco Piers and various other projects in the predevelopment stage, the acquisition of tax increment financing bonds from the City of Hazelwood, Missouri, decreased distributions received from unconsolidated joint ventures as Ontario Mills and Grapevine Mills retained operating cash flow for expansions at these centers, partially offset by increased distributions from Opry Mills and Arundel Mills as a result of their opening in the second and fourth quarters of 2000, respectively. The increases in investing cash flows is partially offset by proceeds totaling $9.5 million received upon the sale of an interest in FoodBrand L.L.C. Net cash provided by financing activities increased by $47.8 million to $54.9 million for the year ended December 31, 2001 as compared with $7.1 million for the year ended December 31, 2000. The increase was due primarily to the sale of the series A preferred stock, the secondary public offering of 4,025,000 shares of common stock at a price of $24.00 per share excess proceeds received from the refinancing of Potomac Mills and Gurnee Mills, partially offset by repayments on our revolving loan, an increase in restricted cash primarily due to the establishment of escrow accounts associated with the Sawgrass Mills refinancing, and prepayment penalties incurred in conjunction with the extinguishment of the Potomac/Gurnee debts when they were refinanced.

We consider Funds From Operations ("FFO") a widely used and appropriate measure of performance for an equity REIT which provides a relevant basis for comparison among REITs. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), means income (loss) before minority interest (determined in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding gains (losses) from debt restructuring and sales of depreciated property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We present FFO to assist investors in analyzing our performance. Our method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO (i) does not represent cash flows from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including its ability to make distributions and (iii) should not be considered as an alternative to net income (determined in accordance with GAAP) for purposes of evaluating our operating performance.

FFO for the year ended December 31, 2001 increased by $16.2 million (15.4%) to $121.5 million as compared with $105.3 million for the year ended December 31, 2000. FFO amounts (denoted in thousands) were calculated in accordance with NAREIT's definition of FFO and are summarized as follows:

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
Funds from operations calculation:			
Income before extraordinary items and minority interests	**$ 51,461**	$ 61,255	$ 48,603
Adjustments:			
Add: Depreciation and amortization of real estate assets	**34,532**	35,028	32,333
Add: Real estate depreciation and amortization of unconsolidated joint ventures	**35,479**	27,366	14,140
Less: Gain on disposition of community centers	**—**	(18,370)	—
Funds from operations	**$121,472**	$105,279	$ 95,076

Our EBITDA, defined as earnings of the Operating Partnership, before interest expense, taxes, depreciation, amortization and certain other non-cash extraordinary items (including gains or losses on sales of real estate assets), to interest expense coverage ratio (including our proportionate share of EBITDA and interest expense of unconsolidated joint ventures) was 2.53 and 2.47 for the years ended December 31, 2001 and 2000, respectively. EBITDA to interest expense coverage ratio is provided as a supplemental measurement of our operating performance. EBITDA does not represent cash flows from operations as defined by GAAP and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. In addition, EBITDA measures presented by us may not be comparable to other similarly titled measures of other companies.

During the year ended December 31, 2001 and subsequent thereto, the Company completed a number of capital transactions that significantly improved its balance sheet and overall liquidity. These transactions included several debt refinancings in addition to preferred and common stock issuances. For the year ended December 31, 2001, the Company raised $228.1 million in incremental capital, not including $47 million that was raised in February 2002 from additional stock issuances. Other balance sheet improvements are detailed below:

	YEARS ENDED DECEMBER 31,	
	2001	2000
Interest coverage ratio (Earnings before interest taxes and depreciation to interest expense)	**2.53**	2.47
Total debt to market capitalization ratio	**55.0%**	69.5%
Total debt plus convertible preferred stock to market capitalization ratio	**57.6%**	69.5%
Weighted average maturity (in years)	**5.8**	4.0
Weighted average interest rate	**6.8%**	8.1%
Fixed rate debt percentage	**83.4%**	55.6%

As of December 31, 2001, our balance of cash and cash equivalents was $9.4 million, excluding our proportionate share of cash held in unconsolidated joint ventures. In addition to our cash reserves as of December 31, 2001, we have $65 million available under our line of credit.

The following provides greater detail of the debt and equity transactions discussed above.

DEBT TRANSACTIONS

In June 2000, the Company refinanced and increased its line of credit from $100 million to $125 million. The line of credit is comprised of two components. The first component is a $50 million term loan which is secured by the Operating Partnership's equity interest in Franklin Mills. The term loan requires two mandatory principal repayments, the first totaling $5 million which was paid in 2001 and permanently reduced the loan to $45 million. The second totaling $10 million, will be due on or before June 1, 2002. The loan matures in June 2003. The interest rate is payable at a variable rate with a variable margin, which was LIBOR plus 2.25% at December 31, 2001. The second component of the Company's line of credit is a $75 million unsecured revolving loan, of which $10 million was drawn upon at December 31, 2001. The unsecured revolving loan is used to fund acquisitions, redevelopment activities and serves as revolving working capital facility. The interest rate is payable at a variable rate with a variable margin, which was LIBOR plus 2.75% at December 31, 2001. The loan matures in June 2002. The Company is currently negotiating the refinancing of this unsecured revolving loan. We are currently trying to expand the line to $125 million, however, no assurances can be given that the line will be refinanced in 2002.

Pursuant to the line of credit, we are subject to certain performance measurements and restrictive covenants. We were in compliance with these covenants at December 31, 2001.

As of December 31, 2001, the weighted average life of our indebtedness, including our share of funded construction and operating debt of the unconsolidated joint ventures, was 5.83 years with a 6.81% weighted average interest rate.

At December 31, 2001, our consolidated debt was approximately $1.0 billion and our pro-rata share of unconsolidated joint venture debt was approximately $0.6 billion. Of the approximate $1.6 billion of combined debt (our consolidated debt and our share of gross unconsolidated joint venture debt), approximately $1.3 billion was fixed rate debt and $0.3 billion was variable rate debt. Scheduled principal repayments of our consolidated indebtedness and our pro-rata share of unconsolidated joint venture debt through 2006 is approximately $478.5 million with approximately $1.1 billion due thereafter. Additionally, the Company has guaranteed $381.7 million of total gross debt of which $344.8 million relates to joint venture debt. We and our joint venture partners expect to refinance or repay these obligations with cash generated from operations, external borrowings (including refinancing of existing loans) or from equity issuances.

In February 2001, we refinanced Potomac Mills and Gurnee Mills with a new non-recourse mortgage loan of $355 million. The loan bears interest at 7.46% over a 30-year amortization period with an anticipated balloon repayment in March 2011. We used the proceeds to repay a prior loan totaling approximately $271 million plus a prepayment penalty of approximately $13.4 million. We used the remaining proceeds to pay down the revolving loan and to fund our development equity requirements.

In April 2001, the Discover Mills joint venture entered into a construction loan commitment for approximately $182.2 million. The loan matures on April 16, 2004 and has a one-year extension option. The loan bears interest at LIBOR plus 2.25%, and is guaranteed by the Company. In November 2001, the joint venture entered into an interest rate swap agreement which effectively fixed the interest rate at 5.16% on a notional amount of $126.7 million through June 2003.

In May 2001, The Block at Orange joint venture refinanced its $135 million mortgage loan. The refinancing is evidenced by two promissory notes: a permanent loan in the amount of $108 million and a mezzanine loan in the amount of $27 million. The proceeds from the loans were used to repay the prior loan of $131.5 million plus loan finance costs. The permanent loan is secured by the land and improvements at The Block at Orange while the mezzanine loan is guaranteed by the Company. In conjunction with this transaction, The Block at Orange joint venture entered into an interest rate swap which effectively fixed the interest rate at 8.0% through May 2006 (see Item 7A–Quantitative and Qualitative Disclosures About Market Risk). In addition The Block at Orange joint venture incurred a $0.4 million extraordinary loss on debt extinguishment.

In July 2001, the Company and our joint venture partner Kan Am refinanced the debts on Sawgrass Mills and The Oasis at Sawgrass with loans in the amount of $337 million. The mortgage loan in the amount of $300 million and the mezzanine loan in the amount of $37 million are secured by Sawgrass Mills and The Oasis at Sawgrass, the Operating Partnership's ownership interests in the two properties and an assignment of leases and rents. The net proceeds were used to repay prior loans totaling approximately $332.5 million. The new loans are 30-year amortizing loans with the $300 million mortgage loan bearing interest at 7.18% and the $37 million mezzanine loan bearing interest at LIBOR plus 4.5% which has effectively been fixed at 7.34% through June 2003 as a result of entering into an interest rate swap agreement. The loans have an anticipated balloon repayment in July 2006. (See Quantitative and Qualitative Disclosures About Market Risk)

EQUITY TRANSACTIONS

Effective October 28, 1996, we filed a universal shelf registration statement on Form S-3 to offer up to $250 million of common stock, preferred stock and common stock warrants. In August 2001, pursuant to the shelf registration we sold 4,025,000 shares of common stock, in a public offering at an initial price of $24.00 per share. The net proceeds, totaling approximately $90.8 million after discounts and expenses, were used to reduce the outstanding indebtedness under our revolving loan and to fund our development pipeline. As of December 31, 2001, a balance of approximately $40.0 million of common stock, preferred stock and common stock warrants remain available to us for issuance pursuant to this shelf registration.

Effective August 14, 2001, we filed a universal shelf registration statement on Form S-3 to offer an additional $300 million in common stock and common stock warrants. In February 2002, we sold 1,818,179 shares of common stock in two concurrent offerings at an initial price of $27.50 per share. The net proceeds totaling approximately $47.0 million after discounts and expenses, were used to reduce the outstanding indebtedness under our revolving loan, $250 million remains available to the Company for issuance pursuant to this shelf registration.

During April and May 2001, the Company sold shares of series A preferred stock totaling $75 million in a private placement. The series A preferred stock has an initial coupon of 10.5% with annual 50 basis point increase in each of the next two years, with significant increases after the third year. The series A preferred stock is convertible into the Company's common stock at a strike price of $25.00 per share. The series A preferred stock is callable by the Company after the first year at a specified premium and has no sinking fund requirements. The series A preferred stock is also subject to redemption at the option of the holders of series A preferred stock upon the occurrence of specified events, at a specified premium, determined in accordance with the timing of the event triggering such redemption right. The holders of the series A preferred stock have the right to require the Company to redeem all or a portion of the series A preferred stock for cash if (1) the Company ceases to qualify as a REIT, (2) there is a change in control, as defined in the securities purchase agreement, (3) a material event of noncompliance occurs, as defined in the securities purchase agreement, and (4) shares of the series A preferred stock remain issued and outstanding after April 30, 2006. The repurchase price will vary based on the event giving rise to the put right of the holders of the series A preferred stock and the time of occurrence. The Company contributed the proceeds to the Operating Partnership in exchange for preferred units. The preferred units are subject to the same terms and conditions as the series A preferred stock. The net proceeds, which totaled $69.3 million after discounts and expenses, were used to pay down the Company's revolving loan and to fund the Company's development equity requirements. Due to the redemption features of the series A preferred stock, the Company has accounted for the dividends on the series A preferred stock as interest expense.

In connection with the issuance of the series A preferred stock, we granted the holder a warrant to purchase our common stock at $25.00 per share. The number of common shares that become exercisable under the warrant is based on the number of shares of series A preferred stock that we repurchase upon exercise of our call right between May 1, 2002 and November 10, 2003.

In September 2001, we announced our intention to enter into a stock repurchase program in compliance with the Emergency Order released by the Securities and Exchange Commission on September 14, 2001. On September 18, 2001, we paid approximately $1.1 million to repurchase 50,000 shares of common stock at $22.04 per share, which were retired. No other repurchases were made, and the stock repurchase program has been discontinued.

We are in the process of finalizing documentation with Kan Am, a joint venture partner which holds approximately 30.7% of the units of the Operating Partnership, pursuant to which Kan Am will commit during 2002 to contribute up to $50 million for investment in qualifying development projects. Kan Am's contribution commitment will be satisfied by entering into joint venture agreements with us relating to individual projects. It is contemplated that the terms of these joint venture agreements with Kan Am will be substantially similar to the terms of the joint venture agreement for the Colorado Mills project, which terms are described below, under the heading "Development, Remerchandising and Expansion Efforts" although the terms of individual projects may differ from the terms for the Colorado Mills project. We will not be obligated to offer Kan Am the opportunity to participate in development projects on these terms.

We also are in the process of finalizing a waiver of the "Ownership Limit" established in our Certificate of incorporation as to Kan Am and its affiliates, subject to limitations established in our Certificate of incorporation to preserve our REIT status. This waiver, which is contingent on Kan Am and us entering into a definitive agreement relating to Kan Am's commitment to contribute additional funds for development projects as described above, also will apply to the initial transferees of Kan Am and its affiliates, subject to continued compliance by Kan Am with its contribution obligations, to Kan Am's compliance with certain first refusal rights in our favor, and to compliance by Kan Am and its affiliates and such transferees with the applicable restrictions relating to preservation of our REIT status.

There can be no assurance that we will enter into a definitive agreement on the terms outlined above or at all. Additionally, Kan Am's contribution commitment obligation would be contingent on our ability to offer to Kan Am qualifying development projects that satisfy the criteria described in the contribution documentation. Many of the criteria are dependent upon factors that are not within our control, and therefore we cannot assure you that we will be able to make offers to Kan Am of projects that would require Kan Am to make contributions.

Kan Am must raise capital from other investors to meet its funding commitments to us and there can be no assurance that Kan Am will be able to raise such additional capital necessary to enable it to meet its best efforts contribution commitments.

We anticipate that our operating expenses, interest expense on outstanding indebtedness, recurring capital expenditures and distributions to stockholders in accordance with REIT requirements will be provided by cash generated from operations, and potential ancillary land sales. We anticipate that future development and non-recurring capital expenditures will be funded from future borrowings and possible sales of common and/or preferred equity.

We will need equity and debt capital to fund our development projects going forward. Access to capital is dependent upon many factors outside of our control. We believe that we will have the capital and access to additional capital resources sufficient to expand and develop our business and to complete the projects currently under development. If the necessary capital cannot be obtained, our immediate and long-term development plans could be curtailed.

DISTRIBUTIONS

We have paid and intend to continue to pay regular quarterly distributions to our shareholders. Distributions are payable at the discretion of our board of directors and depend on a number of factors, including net cash provided by operating activities, our financial condition, capital commitments, debt repayment schedules, and other factors that our board of directors deems relevant.

DEVELOPMENT, REMERCHANDISING, AND EXPANSION EFFORTS

We are involved in various development, remerchandising and expansion efforts. As of December 31, 2001 we focused our most significant development efforts on the development of five projects: Colorado Mills, Madrid Xanadú (Spain), St. Louis Mills, Vaughan Mills, Meadowlands Mills and San Francisco Piers 27-31.

The Colorado Mills project is being constructed on a 130-acre site located in Lakewood, Colorado, ten miles west of downtown Denver. The projected is expected to be 1.2 million square feet. We have commitments from anchor tenants such as Off 5th – Saks Fifth Avenue, Neiman Marcus – Last Call, Target, United Artists, Eddie Bauer, Gart Sports, and Off Broadway Shoes. The Operating Partnership, through Mills-Kan Am Colorado Limited Partnership, has formed a joint venture with Stevinson Partnership, Ltd. and Greg C. Stevinson (together, "Stevinson"), to be known as Colorado Mills Limited Partnership, to develop the Colorado Mills project. On April 11, 2001, Stevinson contributed its interest in the Colorado site to Colorado Mills Limited Partnership. Mills-Kan Am Colorado Limited Partnership, which holds a 75% equity interest in Colorado Mills Limited Partnership, is fully obligated to fund all cash equity requirements for the development of Colorado Mills and will receive a 9% cumulative preferred return on the first $42.7 million of its equity contributions and a 12% cumulative preferred return on any additional equity contributions. Stevinson, which holds a 25% equity interest in Colorado Mills Limited Partnership, will receive capital account credit for the negotiated value of the land contributed, and will receive a 9% cumulative preferred return on its capital account credit. Any remaining cash flow will be distributed pro rata in accordance with ownership interest.

Mills-Kan Am Colorado Limited Partnership, through which the Operating Partnership will develop and operate its interest in the Colorado Mills project, is a joint venture formed with Kan Am pursuant to which Kan Am and the Operating Partnership each is required to fund 50% of the total equity required to develop the Colorado Mills project. The project's equity requirement is $51 million, of which we had funded approximately $16.8 million of our required equity as of December 31, 2001. Kan Am's invested capital in this project as of December 31, 2001, was $25.5 million and the amount of accrued preference was $0.7 million.

Under the terms of the joint venture agreement with Kan Am, Kan Am and the Operating Partnership each will receive on a pro rata basis a cumulative construction period preference and a priority return during operations equal to 11% per annum on its qualifying equity. Any residual cash flow after preference payments will be distributed 75% to the Operating Partnership and 25% to Kan Am. The Operating Partnership will guarantee Kan Am's and Stevinson's portion of construction debt and Kan Am's preference until qualified permanent financing is secured for the project, except that the amount of preference guaranteed by the Operating Partnership will be reduced to 9% following the substantial completion and opening of the project. Proceeds from a major capital event, such as the sale of the real property or the project or the receipt of proceeds arising from condemnation of the project, will be distributed to the partners on a pro rata basis after the return of all capital contributions and the payment of any accrued but unpaid preferences. Commencing with the grand opening of the project, an affiliate of the Operating Partnership will receive an asset management fee equal to 0.5% of the capital contributions made by Mills-Kan Am Colorado Limited Partnership to Colorado Mills Limited Partnership, but not to exceed $250,000 per year.

At specified times following the fifth anniversary of the project's opening or, if earlier, upon a change in control of the Company, either the Operating Partnership or Kan Am can exercise a buy-sell right. Pursuant to the buy-sell provision, the Operating Partnership can require Kan Am to sell to the Operating Partnership for cash or limited partnership units of the Operating Partnership, at Kan Am's election, Kan Am's entire interest in the joint venture entity. Also, pursuant to the buy-sell provision, Kan Am can require the Operating Partnership to acquire for cash or limited partnership units of the Operating Partnership, at the Operating Partnership's election, Kan Am's entire interest in the joint venture entity. Only Kan Am may invoke the buy-sell right in the event of a change in control of the Company. Colorado Mills is targeted to open in the fall of 2002.

In August 2001, Mills Global II, LLC (our affiliate) entered into a joint venture agreement with Parecelatoria De Gonzalo Chacón, S.A. ("PGC"), pursuant to which the parties agreed to establish a joint venture for the purpose of developing a retail and entertainment center and a a joint venture to develop a snow dome indoor skiing facility on the site. The Madrid Xanadú project is being constructed on an 85-acre site located in the Municipality of Arroyomolinos, within the Communidad of Madrid and it will be in excess of one million square feet of gross leasable area. This project will be anchored by a 350,000 square foot combination department store and hypermarket owned and operated by El Corte Inglés, the largest retailer in Spain. The project will also feature over 200 specialty retailers, including Sweden's Hennes and Mauritz, Italy's Benetton, and Spain's Zara which have already committed to the project. PGC as the landowner contributed the land to the joint venture, and Mills will contribute the capital in the form of equity to the retail joint venture. The retail joint venture will then contribute the U.S. dollar equivalent of 14 million British pounds in the form of a repayable tenant allowance loan and equity to the snow dome joint venture. Mills would own two-thirds of the retail joint venture and one-third of the snow dome joint venture. Mills would receive a 9% preference for its equity contributed to the retail joint venture, and the retail joint venture will receive 9% interest on the snow dome loan. The repayment of the snow dome loan would be secured by 75% of cash flow distributable to PGC from the retail joint venture and PGC will receive no distributions from sale or refinancing of the retail center until the snow dome loan is repaid. All public approvals necessary to commence construction were received and construction has commenced. Madrid Xanadú is targeted to open spring 2003. As of December 31, 2001, we had invested $28.1 million, including capitalized interest and overhead. Until certain conditions specified in the joint venture agreement have been satisfied (which includes the execution of certain additional agreements with El Corte Inglés), PGC has the right to purchase the company's interest in the joint venture at a price equal to its third party cost, plus any additional capital paid into the venture. The Company believes that these conditions will be satisfied by May 31, 2002, but can give no assurance that the conditions will be satisfied by that date.

In July 2001, we acquired a 200-acre site in Hazelwood, Missouri, for development of St. Louis Mills. We are in the process of negotiating the terms and conditions of a joint venture with Kan Am to contribute one-half of the equity to develop the site. The site is located at the northwest quadrant of State Highway 370 and Missouri Bottom Road, approximately sixteen miles from St. Louis and has all required entitlements. Some site work has already been completed. As of December 31, 2001, the Company had invested $39.8 million including capitalized interest and overhead. We anticipate the commencement of construction in spring 2002, and an opening in 2003.

In February 1998, we secured a site in Vaughan, Ontario for the development of Vaughan Mills, the first Mills project to be developed in Canada. The 180-acre site is located in the City of Vaughan at the southeast corner of Highway 400 and Rutherford Road, approximately 20 miles north of downtown Toronto, Canada. The project will be developed jointly by an affiliate of the Operating Partnership and by Cambridge Shopping Centres II Limited as tenants in common. We anticipate that the our final equity requirement for Vaughan Mills may exceed $30 million. As of December 31, 2001 we had funded approximately $40.1 million, including capitalized interest and overhead. We anticipate to open the center between fall 2003 and spring 2004.

We have acquired a mortgage interest in a 592-acre site located on the New Jersey turnpike (I-95) adjacent to Meadowlands Sports Complex and approximately five miles from New York City. Commencement of construction is contingent upon the completion of an ongoing Environmental Impact Statement and the federal/state permitting process. A Special Area Management Plan (SAMP) for the Meadowlands area was published in the Federal Register on April 22, 1999. On July 20, 2000, the U.S. Army Corp of Engineers announced that it had completed the Draft Environmental Impact Statement on our Section 404 Fill Permit and the period for public comment closed in October 2000. In December 2001, the U.S. Army Corp of Engineers circulated its Draft Final Environmental Impact Statement to cooperating federal agencies and closed the comment period at the end of January 2002. Completion of the Final Environmental Impact Statement is the last step before the U.S. Army Corp of Engineers issues its decision on whether to issue a wetlands fill permit.

The Acting Governor of New Jersey requested in March 2001 that we withdraw our permit applications for the existing site and consider an alternate site in Bergen County. While we refused this request, we engaged in conversations with State officials considering a redevelopment of the Meadowlands Sports Complex, to consider whether an acceptable alternate site might be defined for our project. Significant support for this conceptual move has emerged in business, labor and environmental circles, and we have engaged in further discussions with the State of New Jersey to consider the future of the Meadowlands Sports Complex including recent conversations with the new administration of Governor McGreevey.

The mixed-use development will consist of 2.0 million square feet of gross leasable area for Meadowlands Mills, plus office and hotel space. The project would be developed on an entitled site of 90.5 acres, plus roads and retention facilities. Upon procurement of all necessary entitlements, it is anticipated that the project will be developed by Meadowlands Mills Limited Partnership, a joint venture entity in which each of the Operating Partnership, Kan Am, Empire Ltd. and Bennett S. Lazare will hold an interest. Currently, the Operating Partnership and Kan Am are the sole partners in Meadowlands Mills Limited Partnership. Our equity requirements have not yet been determined. As of December 31, 2001, we had invested $72.7 million, which includes capitalized interest and overhead. Of the amount we have invested, $32.2 million is our equity contribution and the balance is an advance to Meadowlands Mills Limited Partnership. Kan Am's invested capital in the project was $24.0 million as of December 31, 2001.

The joint venture agreement provides for Kan Am's right to require Meadowlands Mills Limited Partnership to redeem for cash Kan Am's interest in the joint venture if a construction loan is not obtained by June 30, 2003. The Operating Partnership and Kan Am each will receive a cumulative construction period preference and a priority return during operations equal to 9% per annum. Prior to securing qualified permanent financing, the Operating Partnership's construction period preference will be subordinated to Kan Am's construction period preference. Additionally, payment of the Operating Partnership's construction period preference will be made only from proceeds of the construction loan and only if the terms of the construction loan documentation so permit.

The Operating Partnership currently guarantees Kan Am's preference and has further agreed to guarantee the redemption obligation of Meadowlands Mills Limited Partnership beginning on the "Project Commencement Date," which is the date on which certain material contingencies have been satisfied and which may occur prior to securing the construction loan. The Operating Partnership will guaranty Kan Am's portion of construction debt when a construction loan is obtained. The Operating Partnership's guaranty of Kan Am's preference and Kan Am's portion of construction debt will continue until qualified permanent financing is secured for the project. As of December 31,2001 Kan Am's unpaid preference was $0.5 million

At specified times following the tenth anniversary of the project's opening, either the Operating Partnership or Kan Am can exercise a buy-sell provision. Pursuant to the buy-sell provision, the Operating Partnership can require Kan Am to sell to the Operating Partnership for cash or limited partnership units of the Operating Partnership, at Kan Am's election, Kan Am's entire interest in the partnership. Also, pursuant to the buy-sell provision, Kan Am can require the Operating Partnership to acquire for cash or limited partnership units of the Operating Partnership, at the Operating Partnership's election, Kan Am's entire interest in the partnership.

In April 2001, the San Francisco Port Commission awarded us the exclusive right to negotiate for a long-term lease on Piers 27-31 on the San Francisco waterfront, in order to develop a full-price mixed-use retail, office, entertainment and recreation project. These negotiations have begun and are ongoing.

In addition to the above, we are also conducting due diligence on several other proposed sites for future projects, including sites in Cleveland, Ohio; Boston, Massachusetts; Tampa, Florida and San Francisco, California. We continue to evaluate various prospective international sites, in addition to other domestic sites for other Mills-type projects and other retail-oriented projects.

SEASONALITY

The regional shopping center industry is seasonal in nature, with mall tenant sales peaking in the fourth quarter due to the Christmas season. As a result, a substantial portion of the percentage rents is not paid until the fourth quarter. Furthermore, most new lease-up occurs towards the latter part of the year in anticipation of the holiday season and most vacancies occur toward the beginning of the year. In addition, the majority of the temporary tenants take occupancy in the fourth quarter. Accordingly, cash flow and occupancy levels are generally lowest in the first quarter and highest in the fourth quarter. This seasonality also impacts the quarter-by-quarter results of net operating income and FFO.

ECONOMIC TRENDS

Because inflation has remained relatively low during the last three years, it has had little impact on our operations during that period. Even in periods of higher inflation, however, tenant leases provide, in part, a mechanism to help protect our operations. As operating costs increase, our leases permit a pass-through of the common area maintenance and other operating costs, including real estate taxes and insurance, to our tenants. Furthermore, most of the leases contain base rent steps and percentage rent clauses that provide additional rent after a certain minimum sales level is achieved. These provisions provide us with some protection during highly inflationary periods.

The September 11th events have resulted in an increase in insurance and security costs which is anticipated to be absorbed by the Company's tenants with only a modest impact on common area maintenance costs at each property. Insurance providers have reduced coverage for terrorist attacks from full coverage to a $100 million per incident maximum, which reduction could impact the loan underwriting process for the Company's future construction loans and the refinancing of the Company's existing debt. There is a possibility that the Federal government may provide assistance to companies that can no longer obtain full coverage insurance for terrorist attacks. The Company has not yet assessed what the impact of a reduction of such coverage will be on the Company as a whole.

[illegible]

FINANCIAL INSTRUMENTS: DERIVATIVES AND HEDGING

In the normal course of business, we and our joint ventures are exposed to the effect of interest rate changes. We and the joint ventures limit these risks by following established risk management policies and procedures, including the use of a variety of derivative financial instruments to manage or hedge interest rate risk. We and the joint ventures do not enter into derivative instruments for speculative purposes. We and the joint ventures require that the hedging derivative instruments are effective in reducing interest rate risk exposure. This effectiveness is essential for qualifying for hedge accounting. Changes in the hedging instrument's fair value related to the effective portion of the risk being hedged are included in accumulated other comprehensive income (loss). In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Hedges that meet these hedging criteria are formally designated as cash flow hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, the change in the fair value of the derivative instrument is marked to market with the change included in net income in each period until the derivative instrument matures. Additionally, any derivative instrument used for risk management that becomes ineffective is marked to market.

To manage interest rate risk, we and the joint ventures may employ interest rate swaps, caps and floors, options, forwards or a combination thereof, depending on an underlying exposure. Interest rate swaps and collars are contractual agreements between us or the joint ventures and third parties to exchange fixed and floating interest payments periodically without the exchange of the underlying principal amounts (notional amounts). In the unlikely event that a counterparty fails to meet the terms of an interest rate swap contract or collar agreement, our exposure is limited to the interest rate differential on the notional amount. We do not anticipate non-performance by any of its counterparties. Net interest differentials to be paid or received under a swap contract and/or collar agreement are included in interest expense as incurred or earned.

Interest rate hedges, that are designated as cash flow hedges hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the balance sheet and included in accounts payable and other liabilities or in investment in unconsolidated joint ventures (for joint venture hedges) with a corresponding adjustment to either accumulated other comprehensive income (loss) or in earnings depending on the hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains/losses are reported in accumulated other comprehensive income (loss). Over time, the unrealized gains/losses held in accumulated other comprehensive loss will be recognized in earnings consistent with when the hedged items are recognized in earnings. Within the next twelve months, the Company expects to reclassify $0.1 million to earnings as interest expense and the joint ventures expect to reclassify to earnings as interest expense approximately $7.1 million from the current balance held in accumulated other comprehensive loss, of which the Company's pro rata share is $4.3 million.

In conjunction with our policy to reduce interest rate risk, the Company and unconsolidated joint ventures have entered into the following interest rate swaps and collar agreements to hedge the variability of monthly cash outflows attributable to changes in LIBOR. The collar effectively locks LIBOR within a range from 6.275% to 7.0% and the Company's swaps require the Company to receive LIBOR and pay a fixed rate. The terms of the derivative instruments, a reconciliation of their fair value and adjustment to accumulated other comprehensive loss are as follows:

		JOINT VENTURES		
(AMOUNTS IN THOUSANDS)	SAWGRASS MILLS MEZZANINE DEBT	OPRY MILLS DEBT	THE BLOCK AT ORANGE DEBT	DISCOVER MILLS DEBT
Hedge type	Cash Flow	Cash Flow	Cash Flow	Cash Flow
Description	Swap	Collar	Swap	Swap
Notional amount	$37,000	$170,000	$135,000	$126,700
Interest rate	2.84%	6.275% to 7.0%	5.35%	2.91%
Maturity date	6/7/03	9/29/02	5/1/06	6/1/03
Fair value loss from transition adjustment at 1/1/01	$ —	$ (1,919)	$ —	$ —
Change in fair value for the year ended December 31, 2001	(82)	(4,060)	(3,861)	(441)
Accumulated other comprehensive loss at December 31, 2001	$ (82)	$ (5,979)	$ (3,861)	$ (441)

The Company's pro rata share of accumulated other comprehensive loss after minority interest at December 31, 2001 was $5,107.

The estimated fair value of the Company's financial instruments has been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

For purposes of the Securities and Exchange Commission's market risk disclosure requirements, the Company has estimated the fair value of its financial instruments at December 31, 2001. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, as of December 31, 2001, future estimates of fair value and the amounts which may be paid or realized in the future may differ significantly from amounts presented below. The following table provides information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2001. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates, including the effect of an interest rate swap agreement which locked the interest rate on the Sawgrass Mezzanine debt at 7.34% on a notional amount of $37 million through June 2003.

(AMOUNTS IN THOUSANDS)	2002	2003	2004	2005	2006	THEREAFTER	TOTAL	ESTIMATED FAIR VALUE 12/31/01
Fixed rate mortgages, notes and loans payable	$11,782	$12,852	$13,957	$13,713	$12,227	$876,785	$941,316	$953,687
Average interest rate	8.09%	8.11%	8.13%	7.88%	7.25%	7.40%	7.44%	
Variable rate mortgages, notes and loans payable	$34,469	$39,221	$1,350	$1,350	$1,350	$4,838	$82,578	$82,578
Average interest rate	L (1) +2.47%	L (1) +2.27%	L (1) +4.25%	L (1) +4.25%	L (1) +4.25%	L (1) +4.25%	L (1) +2.57%	

(1) *L refers to the one-month London Interbank Offered Rate (or "LIBOR"), which was 1.87375% at December 31, 2001.*

OFF-BALANCE SHEET COMMITMENTS

As of December 31, 2001, the Company's off-balance sheet commitments were as follows (dollars in thousands):

- The Company has a revolving loan commitment totaling $75,000 of which $10,000 was outstanding at December 31, 2001.
- Letters of credit totaling $483 have been provided to certain utility companies and The Ministry of Finance of the Province of Ontario, Canada as security for certain performance criteria.
- The Company guarantees its share of any construction loan and its joint venture partners' (Kan Am and Stevinson) share of the construction loan until permanent financing is obtained. The amount guaranteed is reduced as certain performance criteria are met.
- The Company had guaranteed the return of Kan Am's capital contribution to Mills-Kan Am Colorado Limited Partnership totaling $25,500, including accrued construction period preference, if a construction loan was not obtained in November 2002. The construction is anticipated to close in spring 2002. Additionally, the Meadowlands Mills joint venture has guaranteed to return Kan Am's capital contribution to the Meadowland Mills joint venture totaling $24,540, including accrued construction period preference, if a construction loan is not obtained by June 30, 2003. Beginning on the "project commencement date" which is a date on which certain material contingencies have been satisfied, the Company will guarantee the return of Kan Am's capital contribution upon Kan Am's excercise of its redemption right which may occur prior to securing the construction loan.
- The Company generally guarantees a 9% preferred return on Kan Am's equity balance in unconsolidated joint ventures until permanent financing has been obtained.
- The Company has guaranteed the punctual performance and completion of its construction projects. Additionally, the Company guarantees to fund any shortfall that may occur if a construction loan commitment cannot be obtained for the total cost of the construction project, less the required equity amount.
- During April and May 2001, the Company sold 750,000 shares of series A preferred stock totaling $75,000 in a private placement. The series A preferred stock is convertible into the Company's common stock at a strike price of $25.00 per share. The series A preferred stock is callable by the Company after the first year at a specified premium and has no sinking fund requirements. The series A preferred stock is also subject to redemption at the option of the holders of series A preferred stock upon the occurrence of specified events, at a specified premium, determined in accordance with the timing of the event triggering such redemption right. The holder of the series A preferred stock has the right to require the Company to redeem all of a portion of the series A preferred stock for cash if (1) the Company ceases to qualify as a REIT, (2) there is a change in control, as defined in the securities purchase agreement, (3) a material event of noncompliance occurs, as defined in the securities purchase agreement, and (4) shares of the series A preferred stock remain issued and outstanding after April 30, 2006. The repurchase price will vary based on the event giving rise to the put right of the holder of the series A preferred stock and the time of occurrence.
- As of December 31, 2001 the total equity amount that the Company has committed to contribute to developments in process, is approximately $93,500. The Company has not determined its equity requirement in Meadowland Mills and St. Louis Mills.

Report of Independent Auditors

We have audited the accompanying consolidated balance sheets of The Mills Corporation as of December 31, 2001 and 2000 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the management of The Mills Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Mills Corporation as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 of the Notes to the Consolidated Financial Statements, in 2001 the Company adopted Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Ernst + Young LLP

McLean, Virginia
February 19, 2002,
except for Note 17, as to which
the date is February 28, 2002

Consolidated Balance Sheets

THE MILLS CORPORATION

(IN THOUSANDS)	DECEMBER 31, 2001	2000
Income producing property:		
Land and land improvements	$ 184,396	$ 170,615
Building and improvements	769,781	717,462
Furniture, fixtures and equipment	44,989	46,702
Less: accumulated depreciation and amortization	(251,285)	(222,910)
Net income producing property	747,881	711,869
Land held for investment and/or sale	8,818	8,715
Construction in progress	70,702	65,014
Investment in unconsolidated joint ventures	341,819	230,613
Net real estate and development assets	1,169,220	1,016,211
Cash and cash equivalents	9,376	10,447
Restricted cash	30,133	14,530
Accounts receivable, net	34,791	32,322
Notes receivable	16,911	8,011
Deferred costs, net	66,622	39,769
Other assets	2,051	4,401
[illegible]	$ 1,329,104	$1,125,691
[illegible]		
Mortgages, notes, and loans payable	$ 1,023,894	$ 966,505
Accounts payable and other liabilities	76,380	78,867
	1,100,274	1,045,372
Minority interests	57,090	32,385
Series A cumulative convertible preferred stock	75,000	—
Common stock $.01 par value, authorized 100,000 shares, 28,463 and 23,409 shares issued and outstanding in 2001 and 2000, respectively	285	234
Additional paid-in capital	533,374	444,689
Accumulated deficit	(424,639)	(394,009)
Accumulated other comprehensive loss	(5,107)	—
Deferred compensation	(7,173)	(2,980)
Total stockholders' equity	96,740	47,934
[illegible]	$ 1,329,104	$1,125,691

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

THE MILLS CORPORATION

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEARS ENDED DECEMBER 31, 2001	2000	1999
Minimum rent	**$106,196**	$103,550	$104,407
Percentage rent	**1,518**	2,891	3,677
Recoveries from tenants	**50,975**	52,006	51,680
Other property revenue	**15,211**	10,314	8,778
Management fee income from unconsolidated joint ventures	**10,436**	8,445	4,891
Other fee income from unconsolidated joint ventures	**8,097**	8,637	8,647
Total operating revenues	**192,433**	185,843	182,080
Recoverable from tenants	**43,065**	44,333	44,464
Other operating	**5,684**	5,362	6,184
General and administrative	**17,352**	15,691	12,416
Depreciation and amortization	**37,820**	38,065	34,164
Total operating expenses	**103,921**	103,451	97,228
[illegible]	**88,512**	82,392	84,852
Equity in earnings of unconsolidated joint ventures before extraordinary items	**12,525**	16,571	12,287
Interest income	**4,048**	4,868	2,605
Interest expense, net	**(57,737)**	(56,736)	(49,498)
Other income (expense)	**(2,307)**	(4,210)	(1,643)
[illegible]	**45,041**	42,885	48,603
Gain on sale of interest in FoodBrand L.L.C.	**6,420**	—	—
Gain on sale of community centers	**—**	18,370	—
[illegible]	**51,461**	61,255	48,603
Extraordinary losses on debt extinguishments	**(16,624)**	(3,147)	(2,762)
Equity in extraordinary losses on debt extinguishments of unconsolidated joint ventures	**(127)**	(347)	—
[illegible]	**34,710**	57,761	45,841
Minority interests	**(13,468)**	(23,341)	(18,618)
[illegible]	**$ 21,242**	$ 34,420	$ 27,223
Income before extraordinary items, net of minority interests	**$ 1.25**	$ 1.57	$ 1.25
Extraordinary losses on debt extinguishments, net of minority interests	**(0.40)**	(0.09)	(0.07)
Net income per share	**$ 0.85**	$ 1.48	$ 1.18
Income before extraordinary items, net of minority interests	**$ 1.24**	$ 1.56	$ 1.24
Extraordinary losses on debt extinguishments, net of minority interests	**(0.40)**	(0.09)	(0.07)
Net income per share	**$ 0.84**	$ 1.47	$ 1.17
Basic	**25,042**	23,295	23,131
Diluted	**25,491**	23,338	23,293
Ordinary income per common share	**$ —**	$ 0.51	$ 0.97
Capital gains per common share	**—**	—	0.02
Return of capital per common share	**2.12**	1.54	1.00
Dividends paid per common share	**$ 2.12**	$ 2.05	$ 1.99

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity

THE MILLS CORPORATION

(IN THOUSANDS)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	DEFERRED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL	TOTAL COMPREHENSIVE INCOME
Balances December 31, 1998	23,132	$231	$439,448	$(359,404)	$(1,357)	$ —	$ 78,918	$ —
Restricted stock incentive program	60	1	1,476	—	(1,477)	—	—	—
Amortization of restricted stock incentive program	—	—	—	—	1,011	—	1,011	—
Dividends declared	—	—	—	(47,125)	—	—	(47,125)	—
Net income	—	—	—	27,223	—	—	27,223	27,223
Balances December 31, 1999	23,192	232	440,924	(379,306)	(1,823)	—	60,027	$27,223
Restricted stock incentive program	168	2	2,883	—	(2,885)	—	—	—
Amortization of restricted stock incentive program	—	—	—	—	1,728	—	1,728	—
Units exchanged for common stock	3	—	53	(53)	—	—	—	—
Exercise of stock options	46	—	829	—	—	—	829	—
Dividends declared	—	—	—	(49,070)	—	—	(49,070)	—
Net income	—	—	—	34,420	—	—	34,420	34,420
Balances December 31, 2000	23,409	234	444,689	(394,009)	(2,980)	—	47,934	$34,420
Cumulative effect of a change in accounting principle (Note 2)	—	—	—	—	—	(1,279)	(1,279)	(1,279)
Restricted stock incentive program	365	4	9,172	—	(9,176)	—	—	—
Amortization of restricted stock incentive program	—	—	—	—	4,983	—	4,983	—
Units exchanged for common stock	276	3	7,071	—	—	—	7,074	—
Exercise of stock options	438	4	8,308	—	—	—	8,312	—
Sale of common stock, net of expenses	4,025	40	90,744	—	—	—	90,784	—
Repurchase and retirement of common stock	(50)	—	(1,102)	—	—	—	(1,102)	—
Change in intrinsic value of cash flow hedges	—	—	—	—	—	(3,828)	(3,828)	(3,828)
Dividends declared	—	—	—	(51,872)	—	—	(51,872)	—
Adjustment to minority interests	—	—	(25,508)	—	—	—	(25,508)	—
Net income	—	—	—	21,242	—	—	21,242	21,242
Balances December 31, 2001	**28,463**	**$ 285**	**$ 533,374**	**$(424,639)**	**$(7,173)**	**$(5,107)**	**$ 96,740**	**$ 16,135**

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

THE MILLS CORPORATION

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2001	2000	1999
[illegible]:			
Income before minority interests	$ 34,710	$ 57,761	$ 45,841
Adjustments to reconcile income before minority interests to net cash provided by operating activities:			
Net accretion of note receivable	(548)	(470)	(532)
Depreciation and amortization	37,820	38,065	34,164
Amortization of finance costs	3,565	2,899	2,505
Write-off of abandoned projects	3,799	6,279	1,675
Provision for losses on accounts receivable	1,852	874	723
Equity in earnings of unconsolidated joint ventures before extraordinary items	(12,525)	(16,571)	(12,287)
Gain on sales of property	(153)	(1,255)	(1,895)
Gain on sale of community centers	—	(18,370)	—
Gain on sale of interest in FoodBrand L.L.C.	(6,420)	—	—
Extraordinary losses on debt extinguishments	16,624	3,147	2,762
Equity in extraordinary losses on debt extinguishments of unconsolidated joint ventures	127	347	—
Amortization of restricted stock incentive program	4,983	1,728	1,011
Other changes in assets and liabilities:			
Accounts receivable	(1,820)	(8,738)	(3,095)
Notes receivable	4,298	1,189	(83)
Other assets	5,881	(1,903)	(1,671)
Accounts payable and other liabilities	(1,805)	13,404	7,951
Net cash provided by operating activities	90,388	78,386	77,069
[illegible]:			
Investment in real estate and development assets	(168,053)	(138,450)	(107,789)
Distributions received from unconsolidated joint ventures	28,134	44,003	23,683
Proceeds from sale of community centers, net	—	22,536	—
Proceeds from sale of property, net	350	3,840	3,450
Proceeds from sale of interest in FoodBrand L.L.C.	9,549	—	—
Notes receivable	(8,687)	—	(1,445)
Deferred costs	(7,655)	(9,971)	(13,674)
Net cash used in investing activities	(146,362)	(78,042)	(95,775)
[illegible]:			
Proceeds from mortgages, notes and loans payable	711,863	397,436	262,728
Repayments of mortgages, notes and loans payable	(706,369)	(301,711)	(167,637)
Refinancing costs	(21,321)	(5,542)	(4,690)
Increase in restricted cash	(10,569)	(2,347)	(349)
Proceeds from public offering of common stock, net	90,784	—	—
Proceeds from sale of series A preferred stock, net	69,343	—	—
Repurchase of common stock, net	(1,102)	—	—
Dividends paid	(51,872)	(49,070)	(47,125)
Distributions to minority interests	(34,166)	(32,527)	(31,696)
Proceeds from exercise of stock options	8,312	829	—
Net cash provided by financing activities	54,903	7,068	11,231
Net (decrease) increase in cash and cash equivalents	(1,071)	7,412	(7,475)
Cash and cash equivalents, beginning of year	10,447	3,035	10,510
Cash and cash equivalents, end of year	$ 9,376	$ 10,447	$ 3,035
[illegible]:			
Cash paid for interest, net of amount capitalized	$ 54,529	$ 45,807	$ 45,937

See Accompanying Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

Note 1.

The Mills Corporation (the "Company") is a fully integrated, self-managed real estate investment trust ("REIT").

The Company conducts all of its business through The Mills Limited Partnership (the "Operating Partnership"), in which it owns a 1% interest as the sole general partner and a 61.89% interest as a limited partner as of December 31, 2001. The Company, through the Operating Partnership, is engaged in the ownership, development, redevelopment, leasing, acquisition, expansion and management of super-regional, retail and entertainment-oriented centers (the "Mills" and "Block" projects), two community shopping centers and a portfolio of 46 single tenant net lease properties ("Net Lease Properties") at various locations throughout the United States. As of December 31, 2001, the Operating Partnership owns or holds an interest in the following Mills and Block projects and two community centers:

Arizona Mills	Tempe, AZ (Phoenix)
Arundel Mills	Anne Arundel County, MD (Baltimore/Washington, DC)
Concord Mills	Concord, NC (Charlotte)
Discover Mills	Sugarloaf, GA (Atlanta)
Franklin Mills	Philadelphia, PA
Grapevine Mills	Grapevine, TX (Dallas/Fort Worth)
Gurnee Mills	Gurnee, IL (Chicago)
Katy Mills	Katy, TX (Houston)
Ontario Mills	Ontario, CA (Los Angeles)
Opry Mills	Nashville, TN
Potomac Mills	Woodbridge, VA (Washington, DC)
Sawgrass Mills	Sunrise, FL (Ft. Lauderdale)
The Oasis at Sawgrass	Sunrise, FL (Ft. Lauderdale)
The Block at Orange	Orange, CA (Los Angeles)

COMMUNITY CENTERS

Concord Mills Marketplace	Concord, NC (Charlotte)
Liberty Plaza	Philadelphia, PA

The Company is actively involved in the predevelopment of a number of projects, including Colorado Mills (Denver, CO), Madrid Xanadu (Madrid, Spain), St. Louis Mills (St. Louis, MO), Vaughan Mills (Toronto, Canada), Meadowlands Mills (Carlstadt, NJ) and San Francisco Piers 27-31 (San Francisco, CA).

Additionally, the Operating Partnership owns MillsServices Corp. ("MSC"), a taxable REIT subsidiary formed in connection with the Company's initial public offering to provide development, management, leasing and financial services to entities owned by unconsolidated joint ventures of the Company. MSC does not perform any services to entities in which the Company is not a significant investor. MSC also owns 100% of Mills Enterprises, Inc. ("MEI"), an entity that owns 60% of FoodBrand L.L.C. ("FoodBrand") (see Note 4) the Company's food and beverage entity that was created in 1999 to master lease, manage and operate food courts and restaurants at the Company's malls.

Prior to August 2001, the Operating Partnership owned 5% of the voting common stock and 99% of the non-voting preferred stock of MSC. Through its ownership of 99% of MSC's non-voting preferred stock, the Operating Partnership had the perpetual right to receive 99% of the economic benefits (i.e. cash flows) generated by MSC's operations. The Company provided all of the operating capital of MSC. The two individuals who had contributed nominal amounts of equity to MSC for 95% of MSC's voting common shares and 1% of MSC's preferred stock, were officers and directors of both MSC and the Company. These two individuals' interests were aligned with the interests of the Company's management. Also, all of MSC's Board members were also Board members of the Company. All of these factors resulted in the Company having a controlling financial interest in MSC, and accordingly, the operations of MSC were consolidated by the Company. In August 2001, the Operating Partnership acquired 95% of MSC's voting common stock and 1% of MSC's non-voting preferred stock that it did not already own for fair market value, totaling $170.

Note 2.

BASIS OF PRESENTATION

The Company conducts its business through its Operating Partnership, wholly-owned subsidiaries and affiliates. The consolidated financial statements include the accounts of the Company and all subsidiaries that the Company controls. The Company does not consider itself to be in control of an entity when major business decisions require the approval of at least one other general partner. Accordingly, the Company accounts for its joint ventures under the equity method (see Note 7).

All significant intercompany transactions and balances have been eliminated in consolidation. Minority interests represent the ownership interests in the Operating Partnership not held by the Company.

REAL ESTATE AND DEVELOPMENT ASSETS

Income producing property is stated at cost and includes all costs related to acquisition, development, leasing and construction, including tenant improvements, interest incurred during construction, costs of pre-development and certain direct and indirect costs of development. Cost incurred during the predevelopment stage are capitalized once management has identified and secured a site, determined that the project is feasible and it is probable that management is able to proceed. Land held for sale is carried at the lower of cost or fair value less costs to sell. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Significant renovations and improvements, which improve or extend the useful life of the assets are capitalized.

Income producing properties are individually evaluated for impairment when various conditions exist that may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis) from a property are less than its historical net cost basis. Upon determination that a permanent impairment has occurred, the Company records an impairment charge equal to the excess of historical cost basis over fair value. In addition, the Company writes off costs related to predevelopment projects when it determines that it will no longer pursue the project.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and improvements	40 years
Land improvements	20 years
Furniture, fixtures and equipment	7 years

Total depreciation expense was $26,900, $26,598 and $25,130 for the years ended December 31, 2001, 2000 and 1999, respectively.

Total interest expense capitalized to real estate and development assets, including investments in unconsolidated joint ventures under development, was $25,670, $21,058 and $13,065 for the years ended December 31, 2001, 2000 and 1999, respectively.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

RESTRICTED CASH

Restricted cash consists primarily of funds invested in cash collateral accounts. The purpose of the cash collateral accounts is to hold proceeds from certain transactions and to fund maintenance reserves, interest, taxes and payments on debt. The cash collateral accounts are controlled by the lenders.

ACCOUNTS RECEIVABLE

Accounts receivable include amounts billed to tenants, deferred rent receivable arising from straight-lining of rents and accrued recoveries from tenants. Management evaluates the collectibility of these receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be uncollectible. The allowance for doubtful accounts was $1,478 and $3,148 at December 31, 2001 and 2000, respectively.

DEFERRED COSTS

Deferred costs consist of loan fees and related expenses which are amortized on a straight-line basis that approximates the interest method over the terms of the related notes. In addition, deferred costs include leasing charges, comprised of tenant construction allowances and direct salaries and other costs incurred by the Company to originate a lease, which are amortized on a straight-line basis over the terms of the related leases. Total amortization expense was $14,485, $14,366, and $11,539 for the years ended December 31, 2001, 2000 and 1999, respectively. Total accumulated amortization of deferred costs was $73,384 and $64,706 at December 31, 2001 and 2000, respectively.

REVENUE RECOGNITION

The Company, as lessor, has retained substantially all the risks and benefits of property ownership and accounts for its leases as operating leases. Minimum rent from income producing properties is recognized on a straight-line basis over the terms of the respective leases. Percentage rent is recognized when tenants' sales have reached certain levels specified in the respective leases. Recoveries from tenants for real estate taxes and other operating expenses are recognized as revenue in the period the applicable costs are incurred.

MSC, a wholly owned subsidiary of the Company, has entered into agreements with the unconsolidated joint ventures (see Note 7) to provide management, leasing, development and financing services for the joint venture properties. For management services, MSC is entitled to receive monthly a percentage of rental revenues received by the joint venture property. For leasing services, MSC is entitled to an agreed-upon rate per square foot of space leased that is recognized upon execution of a lease. For development services, MSC is entitled to an agreed-upon fee that is deferred during the pre development stage of the project and subsequently recognized ratably during the development period once a development agreement is executed. For financial services, MSC receives an agreed upon percentage of the total loan commitment which is recognized when a construction loan or permanent loan is executed by the lender. Costs incurred to provide leasing, development and financial services are capitalized when incurred and subsequently expensed as the fee is earned. Other fee income from affiliated joint ventures reflects the fees earned from providing leasing, development and financing services, net of the costs incurred to provide these services and the elimination of intercompany profits.

OTHER PROPERTY REVENUE

Other property revenue generally consists of revenues from tenants with lease agreements of one year or less, revenues from rentals of temporary in-line space, kiosks and ATM space rentals. It also includes revenues received from lease termination agreements or subsequent collection of receivables previously written off.

INCOME TAXES

Federal income taxes are not provided for because the Company believes it qualifies as a REIT under the provisions of the Internal Revenue Code ("IRC") and will distribute in excess of its taxable income to its shareholders. As a REIT, the Company is required to distribute at least 90% of its taxable income to shareholders and to meet certain other requirements. The differences between net income available to common shareholders for financial reporting purposes and taxable income before dividend deductions relate primarily to temporary differences, principally real estate depreciation.

MSC, the Company's consolidated IRC subchapter C corporate subsidiary, is subject to federal income taxes at the prevailing tax rates. MSC has a federal net operating loss carryforward of $45,320 at December 31, 2000, and the Company estimates that the federal net operating loss carryforward will be approximately $50,000 at December 31, 2001. A valuation allowance has been established for deferred tax assets principally relating to the loss carryforward as there can be no assurance that MSC will generate taxable income in future years.

For taxable years beginning on or after January 1, 2001, Federal income tax law generally allows a REIT to own stock in one or more subsidiaries ("taxable REIT subsidiaries") engaged in businesses that generate income that would not constitute qualifying income under the REIT income test. Additionally, Federal income tax imposes certain limitations on the value of the stock in these taxable REIT subsidiaries. Both the REIT and the taxable REIT subsidiaries are subject to strict Federal income tax rules governing their ownership, operation and taxation. As of January 1, 2001, MSC and its subsidiaries filed an election to be treated as taxable REIT subsidiaries.

SEGMENT REPORTING

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 defines an operating segment as a component of an enterprise that engages in business activities that generate revenues and incur expenses, which operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available. The Company's properties consist of "Mills" super-regional, retail and entertainment oriented malls, the "Block" an urban entertainment retail property, two community shopping centers, food courts and several restaurant operations, a portfolio of 46 Net Lease Properties and other retail operations. Each of the Company's Mills and Blocks are separate operating segments which have been aggregated and reported as one reportable segment because they have characteristics so similar that they are expected to have essentially the same future prospects. These economic characteristics include similar returns, occupancy and tenants and each is located near a metropolitan area with similar economic demographics and site characteristics. This reportable segment consists of greater than 90% of the Company's assets, revenues and income for each of the years presented. The Company currently has no operations in foreign countries that generate revenue and expenses.

ACCOUNTING CHANGES: STANDARDS IMPLEMENTED AND TRANSITION ADJUSTMENT

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

To determine the fair values of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, long-term investments and long-term debt, standard market conventions and techniques, such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost, are used to determine fair value. All methods of assessing fair value result in a general approximation of value, which may never be realized.

On the date SFAS No. 133 was adopted, the Company and its unconsolidated joint ventures were required to recognize all of their derivative instruments as either assets or liabilities and to measure them at fair value. The difference between the derivative instruments' previous carrying amount and their fair value was recorded as a transition adjustment to accumulated other comprehensive income (loss), which amounted to a fair value loss of $1,279 at January 1, 2001, including the Company's pro-rata share of the transition adjustment recorded by its unconsolidated joint venture (see Note 9).

EARNINGS PER SHARE

Basic earnings per share is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the assumed conversion of stock issued pursuant to the Company's restricted stock program and stock option incentive program using the treasury stock method and the if-converted method for the Company's convertible preferred stock.

STOCK OPTION PLAN

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

TAX INCREMENT FINANCING

The Company considers the requirements of EITF 91-10, "Accounting for Special Assessments and Tax Increment Financing Entities," (effective May 1992) in assessing the need to record an obligation for these forms of project infrastructure financing. These requirements include consideration of whether the assessment is fixed or variable and an evaluation under SFAS No. 5, "Accounting for Contingencies," of the probability of the Company becoming obligated for the project infrastructure financing.

NEW ACCOUNTING PRONOUNCEMENT

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 but retains SFAS No. 121's fundamental provisions for recognition/measurement of impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 for segments of a business to be disposed of but retains the requirement to report discontinued operations separately from continuing operations and extends that reporting requirement to a component of an entity that either has been disposed of or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and for interim periods within those fiscal years. The Company does not expect the impact of adopting SFAS No. 144 to be material.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform with the current year presentation.

Note 3.

ACQUISITION OF THE OASIS AT SAWGRASS

In October 2001, the Operating Partnership issued 1,245,000 Operating Partnership units to Kan Am USA XIII Limited Partnership in exchange for the remaining 50% interest in The Oasis at Sawgrass that the Operating Partnership did not already own. The operating partnership units may be exchanged for cash or, at the discretion of the Company, shares of the Company's common stock. The acquisition gives the Company a 100% interest in the property. The consolidation of the assets and liabilities acquired, comprised primarily of real estate assets, have been treated as a non-cash investing activity.

ACQUISITION OF A PORTFOLIO OF NET LEASED PROPERTIES

During the third and fourth quarters of 2000, the Company acquired 46 Net Lease Properties for an aggregate purchase price of $114,000 through the assumption $105,200 of mortgage notes and $8,800 cash payment. The Net Lease Properties were purchased from unrelated third parties and are subject to single tenant net leases operating as CVS stores. The leases are triple net leases that contain indemnification for liabilities customarily associated with possession of the site (including, without limitation, certain specified environmental liabilities). The tenants' obligations under the leases are guaranteed by CVS Corporation, a Delaware corporation. The assumption of debt has been treated as a non-cash investing activity for cash flow purposes. A summary of operations for the Net Lease Properties for the years ended December 31, 2001 and 2000 is as follows:

	YEARS ENDED DECEMBER 31,	
	2001	2000
Revenues	$10,085	$2,518
Other expenses	77	—
Interest expense	8,145	2,039
Depreciation expense	2,033	653

Note 4.

SALE OF AN INTEREST IN FOODBRAND L.L.C.

In October 2001, the Company sold a 40% interest in FoodBrand to privately-held Panda Restaurant Group ("PRG") for $9,549 in cash which resulted in a gain of $6,420. FoodBrand which was previously wholly owned by MEI, was created in 1999 to master lease, manage and operate food courts and several restaurants at the Company's malls. Under the terms of the joint venture agreement, MEI will serve as a co-general and managing partner and all significant business decisions will be subject to approval by both MEI and PRG. The Company has accounted for its interest in FoodBrand joint venture using the equity method beginning October 2001. The deconsolidation of the FoodBrand assets and liabilities subsequent to the sale date has been treated as a non-cash investing activity.

SALE OF COMMUNITY CENTERS

In August 2000, the Company sold ten of its eleven community centers (the "Disposed Properties") to an unrelated third party for $142,000 and recorded a gain of $18,370. Net proceeds to the Company after assumption of the mortgage notes of $111,600 and closing costs of $7,864 were $22,536. The assumption of debt has been treated as a non-cash investing activity for cash flow purposes.

A summary of operations for the community centers for the years ended December 31, 2000 and 1999, are as follows:

	YEARS ENDED DECEMBER 31,	
	2000	1999
Revenues	$12,809	$21,330
Other expense	3,363	5,775
Interest expense	4,935	8,211
Depreciation expense	2,523	4,438

Note 5. [illegible]

Other income (expense) consists of gains from land sales, abandoned project costs and operating margins and start-up costs associated with FoodBrand through September 30, 2001 (see Note 4) and the Company's other retail operations as follows:

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
Revenues	**$ 27,214**	$ 25,759	$ 5,737
Expenses	**(25,798)**	(23,781)	(6,506)
Start-up costs	**—**	(1,126)	(1,094)
Abandoned projects	**(3,799)**	(6,279)	(1,675)
Gains on land sales	**153**	1,255	1,895
Other	**(77)**	(38)	—
	$ (2,307)	$ (4,210)	$(1,643)

Note 6. [illegible]

Notes receivable held by MSC include $3,733 and $4,387 at December 31, 2001 and 2000, respectively, relating to a reimbursement and annexation agreement with the Village of Gurnee ("Village") to reimburse the owner of Gurnee Mills for the cost of certain public improvements. The Village has executed a non-interest bearing note for $15,000 to be paid from taxes collected from tenants of Gurnee Mills during a ten-year period beginning one year after Gurnee Mills opened in August 1991. In 1996, the note was amended and the note amount increased to $17,500 to be paid over a thirteen-year period. The note was recorded in 1991 at its net present value based on the estimated taxes to be collected by the Village using a discount rate of 10%. Interest income accreted was $548, $470, and $532 for the years ended December 31, 2001, 2000 and 1999, respectively. For the years ended December 31, 2001, 2000 and 1999, collections from the Village totaled $1,202, $1,386 and $1,210, respectively.

Notes receivable also included $1,825 and $1,582 at December 31, 2001 and 2000, respectively, relating to loans made to certain members of management to fund purchases of the Company's common stock on the open market. The notes are fully recourse, mature in April and September 2002 and accrue interest monthly at interest rates ranging from 6% to 8.0% per annum.

Included in notes receivable for December 31, 2001 are notes receivable and accrued interest from the City of Hazelwood, Missouri totaling $8,687. The notes, which were acquired in connection with the Company's development of St. Louis Mills, and earn interest at variable rates ranging from 9% to 10% through their maturity in October 2021.

Note 7. [illegible]

The Company owns certain operating properties and properties under development through joint ventures (each a "Joint Venture" property) in which the Company is a co-general and co-managing partner. The Company does not consider itself to be in control of joint ventures when major business decisions require the approval of at least one other general partner. Accordingly, the Company accounts for its joint ventures under the equity method.

The Company calculates the equity in income or loss earned from its unconsolidated joint ventures based on its estimate of each partner's economic ownership which is estimated based on anticipated stabilized cash flows as they would be allocated to each partner based on how cash flow is distributed. Generally, under the terms of the respective joint venture agreements, net ordinary cash flow is distributed to each partner first to pay preferences on unreturned capital balances (including cumulative unpaid preferences) and thereafter in accordance with residual sharing percentages specified in the joint venture agreement. Cash flow from capital events (including refinancing and asset sales) is allocated first to partners in an amount equal to their unreturned capital account and thereafter in accordance with residual sharing percentages. The Company's residual sharing and capital contribution percentages for each Joint Venture property at December 31, 2001, is as follows:

JOINT VENTURE	RESIDUAL SHARING PERCENTAGE	CAPITAL CONTRIBUTION PERCENTAGE
Arizona Mills	**36.8%**	**36.8%**
Arundel Mills	**37.5%**	**25.0%**
Colorado Mills	**56.3%**	**37.5%**
Concord Mills	**37.5%**	**25.0%**
Discover Mills	**50.0%**	**—**
Grapevine Mills	**37.5%**	**25.0%**
Katy Mills	**62.5%**	**25.0%**
Meadowlands Mills [1]	**66.7%**	**33.0%**
Ontario Mills	**50.0%**	**25.0%**
Opry Mills	**66.7%**	**66.7%**
The Block at Orange	**50.0%**	**—**
Vaughan Mills	**50.0%**	**50.0%**

(1) The Company's residual sharing percentage for Meadowlands Mills will be 53.3% when the conditions to delivery of the executed joint venture documents from escrow have been satisfied.

The Company's residual sharing and capital contribution percentages of The Oasis at Sawgrass from January through October 31, 2001 were 50% and 0%, respectively. Effective October 31, 2001 through December 31, 2001 the Company owned 100% of The Oasis at Sawgrass (see Note 3). In addition to the above Joint Ventures, MEI holds investments in certain retail joint ventures and a 60% interest in FoodBrand (see Note 4).

Pursuant to the joint venture agreements, the Company is committed to providing certain levels of equity in addition to amounts invested to date. The Company has guaranteed repayment of $344,790 of the Joint Venture debt, generally until certain debt service coverage tests are met. In addition, the Company is contingently liable for property taxes and assessments levied against Ontario Mills Limited Partnership by the City of Ontario Special Assessment District ("City"). The remaining aggregate amount of the special tax assessment is approximately $12,405 and will be collected over a 20 year period ending 2020 to fund debt service on bonds issued by the City to fund infrastructure improvements.

The Company's real estate joint venture agreements contain buy-sell provisions whereby certain partners can require the purchase or sale of ownership interests among certain partners. Additionally, there are provisions whereby the Company has guaranteed our partners preference and equity during the construction period. Specifically, the Company generally guarantees a 9% preferred return on Kan Am's equity balance in an unconsolidated joint venture until permanent financing is obtained additionally the Company has guaranteed to return Kan Am's capital contribution to Colorado Mills totaling $25,500 if a construction loan is not obtained by November 6, 2002. The Company expects to close the construction loan for Colorado Mills in Spring 2002.

CONDENSED BALANCE SHEET STATEMENTS	December 31, 2001	2000
Income producing assets	$1,350,719	$1,188,334
Construction in progress	250,271	224,361
Cash and cash equivalents	61,821	65,407
Restricted cash	12,780	13,936
Notes receivable	28,045	57,836
Deferred costs, net	410,873	372,254
Other	69,492	43,020
Total assets	$2,184,001	$1,965,148
Debt	$1,422,130	$1,303,665
Other liabilities	124,942	147,260
Operating Partnership's accumulated equity	287,377	168,503
Joint venture partners' accumulated equity	349,552	345,720
Total liabilities and partners' equity	$2,184,001	$1,965,148

The primary difference between the carrying value of the Company's investment in unconsolidated joint ventures and the Operating Partnership's accumulated equity noted above is due to capitalized interest on the investment balance, capitalized development and leasing costs which are recovered by the Operating Partnership through fees during construction, and loans and advances to the Joint Ventures included in other liabilities above.

	Years Ended December 31, 2001	2000	1999
Minimum rent	$176,215	$145,513	$ 92,508
Percentage rent	4,343	4,261	1,406
Recoveries from tenants	71,359	56,870	35,163
Other property revenue	20,252	23,358	9,937
Total revenues	272,169	230,002	139,014
Recoverable from tenants	63,453	52,714	34,117
Other operating	19,379	15,897	9,232
Depreciation and amortization	92,506	72,192	45,394
Total expenses	175,338	140,803	88,743
	96,831	89,199	50,271
Interest income	8,433	9,519	10,737
Interest expense	(90,219)	(77,587)	(45,557)
Other income (expense)	2,943	(1,137)	2,421
	17,988	19,994	17,872
Gain on land sales	7,261	12,924	8,568
	25,249	32,918	26,440
Extraordinary losses on extinguishment of debt	(527)	(943)	—
	$ 24,722	$ 31,975	$ 26,440
	$ 12,525	$ 16,571	$ 12,287
	$ (127)	$ (347)	$ —

Significant accounting policies used by the unconsolidated joint ventures are similar to those used by the Company.

In April 2001, the Discover Mills Joint Venture entered into a construction loan agreement for approximately $182,200. The loan commitment matures in April 2004 and has a one-year extension option. The interest rate is LIBOR plus 2.25%, and is guaranteed by the Company. In November 2001, the Joint Venture entered into an interest rate swap agreement which effectively fixed the interest rate at 5.16% on a notional amount of $126,700 (see Note 9). The interest rate swap agreement matures in June 2003.

In May 2001, The Block at Orange Joint Venture refinanced its mortgage loan in the amount of $135,000. The refinancing is evidenced by two promissory notes: a permanent loan in the amount of $108,000 and a mezzanine loan in the amount of $27,000. The proceeds from the loans were used to repay the prior loan balance of $131,522 plus loan finance costs. The permanent loan is secured by the land and improvements at The Block at Orange while the mezzanine loan is guaranteed by the Company. In conjunction with this transaction, the Joint Venture entered into an interest rate swap which effectively fixes the interest rate at 8.0% (see Note 9). The interest rate swap agreement matures in May 2006 and amortizes over a 24 year period to coincide with the loan's amortization period. In addition, the Joint Venture incurred a $442 extraordinary loss on debt extinguishment. The Company's share of the loss was $108.

In connection with the refinancing of debt during the year ended December 31, 2000, the Arizona Mills Joint Venture recognized an extraordinary loss on debt extinguishment totaling $943 due to the write-off of deferred loan costs. The Company's share of the loss was $347.

In August 1998, Simon Property Group ("Simon"), Chelsea GCA Reality Inc. ("Chelsea"), formed a joint venture ("Houston I") which purchased a site for a future shopping center development located approximately two miles from a site where Katy Mills Limited Partnership ("Katy"), an unconsolidated joint venture, was developing the Katy Mills shopping center. Katy is owned 67.5% by the Company and 32.5% by Kan Am (a major unit holder of the Company's Operating Partnership). The Company believed that Simon's participation in Houston I constituted a breach of other agreements between the Company and Simon. To ensure the economic potential of the Katy Mills development, Katy filed a suit against Simon and Chelsea. In October 1998, Katy executed a settlement agreement with Chelsea and Simon whereby Katy purchased Chelsea's interest in Houston I for $11,600 and Katy would make additional payments aggregating $21,400 over a four year period as consideration for not building a similar project nearby. The Company's future payments were initially secured by a pledge of 1,007,620 shares of the Company's common stock which were reduced pro rata as payments were made. The obligation was fully paid in January 2002 and the remaining number of shares were released.

The purchase of Chelsea's interest in Houston I totaling $11,600 has been recorded on Katy's books as an investment in partnership. The $21,400 payments was capitalized on Katy's books as a development cost as it was directly associated with the development of Katy Mills. Based on the Katy's ability to develop Katy Mills and execute long term leases with tenants, Katy is amortizing the $21,400 Chelsea payment over the period in which Katy benefits, which had been estimated at twenty years.

In December 1997, an affiliate of Kan Am and a wholly-owned affiliate of the Operating Partnership entered into a partnership agreement forming Meadowland Mills for the purpose of acquiring a mortgage interest in a 592-acre site located on the New Jersey Turnpike (I-95) adjacent to the Meadowlands Sports Complex and approximately five miles from New York City. Upon procurement of all entitlements, it is anticipated that a project consisting of 2.0 million square feet of gross leaseable area for Meadowland Mills shopping center, plus office and hotel space, would be developed by a joint venture consisting of The Company, Kan Am, Empire Ltd. and Bennett S. Lazare. Currently, the Company and Kan Am are the sole partners of the Meadowlands Mills Joint Venture.

As of December 31, 2001, the Company has invested $32,239 in the Meadowlands Mills Joint Venture and the Company has advanced $40,478 to the project. Kan Am has the right to redeem its interest in the Meadowlands Mills Joint Venture if a construction loan is not obtained by June 2003. The Company has guaranteed the return of Kan Am's accrued preferential return, which was $540 at December 31, 2001. Beginning on the "project commencement date," which is a date on which certain material contingencies have been satisfied, the Company will guarantee the return of Kan Am's capital contribution upon Kan Am's exercise of its redemption right, which was $24,000 as of December 31, 2001. The Company's guaranty of Kan Am's preferential return will continue until permanent financing is secured for the project.

Commencement of the Meadowlands project construction is contingent upon the completion of an ongoing Environmental Impact Statement and the federal/state permitting process. In December 2001, the U.S. Army Corps of Engineers circulated its Final Environmental Impact Statement to cooperating federal agencies and closed the comment period at the end of January 2002. Completion of the Final Environmental Impact Statement is the last step before the U.S. Army Corps of Engineers issues its decision on whether to issue a wetland fill permit.

In March 2001, the Acting Governor of New Jersey requested us to withdraw our permit applications for the existing site and to consider an alternate site in Bergen County. While the Company refused this request, it has engaged in conversations with State officials considering a redevelopment of the Meadowlands Sport Complex, adjacent to our site, to determine whether an acceptable alternate site might be defined for our project. Significant support for this conceptual move has emerged in business, labor, and environmental circles, and we have had further discussions with the State to consider the future of the Meadowlands Sports Complex.

Note 8. [illegible]

Mortgages, notes and loans payable, consist of the following:

	December 31,	
	2001	2000
The Mills Limited Partnership $75,000 unsecured revolving loan-interest payable monthly at LIBOR plus 2.75%, subject to certain leverage tests, maturing in June 2002 (with a one year extension option).	**$ 10,000**	$ 75,000
The Mills Limited Partnership term loan-interest payable monthly at LIBOR plus 2.25% with principal reduction of $10,000 in June 2002, and maturing June 2003.	**45,000**	50,000
Potomac Mills/Gurnee Mills securitized bonds-principal and interest payments based on 30-year amortization with an anticipated balloon payment in December 2003 and required maturity in 2026; weighted average interest rate of 7.02% per annum. This loan was refinanced in February 2001.	**—**	271,148
Potomac Mills/Gurnee Mills mortgage loan-principal and interest payments based on 30-year amortization with an anticipated balloon payment in March 2011, and maturity date of March 2031; interest rate at 7.46% per annum.	**352,938**	—
Franklin Mills/Liberty Plaza mortgage loan-principal and interest payments based on 30-year amortization with an anticipated balloon payment in May 2007 and required maturity in 2027; interest rate at 7.88% per annum on $105,120, 7.44% per annum on $19,102, and 6.22% per annum on $12,436.	**136,658**	138,324
Sawgrass Mills $285,000 financing ($185,000 mortgage loan and $100,000 mezzanine loan)-interest only payments; blended interest rate of LIBOR plus 2.75%. This loan was refinanced in June 2001.	**—**	285,000
Sawgrass Mills/The Oasis at Sawgrass mortgage loan-principal and interest payments due monthly with a maturity date in July 2006; original loan amount was $300,000; interest rate at 7.18% per annum.	**298,982**	—
Sawgrass Mills/The Oasis at Sawgrass mezzanine loan-interest payable monthly with a maturity date in July 2006; original loan amount was $37,000; interest rate at LIBOR plus 4.50%. Interest is considered to be fixed at 7.34% through June 2003 due to an interest rate swap on a notional amount of $37,000.	**36,857**	—
Net Leased Properties mortgage loans-principal and interest payments based on a 30-year amortization with maturity dates ranging from October 2010 to January 2023; weighted average interest rate of 7.78% per annum.	**104,000**	104,943
Mainstreet Retail loan-principal and interest payments based on a 10-year amortization maturing in July 2010; interest rate at LIBOR plus 4.25%.	**11,588**	12,938
Concord Mills Residual III mortgage loan-interest only payable monthly at LIBOR plus 2.25% with a maturity date of December 2002.	**13,119**	9,043
Other notes and loans payable	**14,752**	20,109
	$1,023,894	$ 966,505

The Company's weighted average interest rate at December 31, 2001 and 2000, was 7.23% and 8.27%, respectively, of which $941,316 and $529,740 was fixed rate debt at December 31, 2001 and 2000, respectively. Of the Company's total consolidated debt at December 31, 2001, $10,000 is unsecured.

In connection with the refinancing of certain debt during 2001, the Company wrote off $3,274 of unamortized loan costs and paid a prepayment penalty of $13,350. In connection with the refinancing of certain debt during 2000, the Company wrote off $1,513 of unamortized loan costs and paid a prepayment penalty of $1,634. Such amounts are reflected as extraordinary losses on debt extinguishments.

Certain mortgages, notes and loans payable agreements provide for restrictive covenants relating to the maintenance of specified financial performance ratios such as minimum net worth, debt service coverage ratio, loan to value and restriction on future dividend and distribution payments. As of December 31, 2001, the Company was in compliance with these covenants.

The aggregate maturities of the Company's borrowings (excluding the Joint Ventures' debts) at December 31, 2001 are as follows:

2002	$ 46,251
2003	52,073
2004	15,307
2005	15,063
2006	13,577
Thereafter	881,623
	$1,023,894

In February 2001, the Company entered into a nonrecourse mortgage loan agreement in the amount of $355,000 secured by its interests in Potomac Mills and Gurnee Mills. The proceeds were used to repay a prior loan totaling approximately $271,148 plus a prepayment penalty of $13,350. The remaining proceeds were used to pay down the revolving loan and to fund the Company's development equity requirements.

In July 2001, the Company and The Oasis at Sawgrass Joint Venture refinanced the debts on Sawgrass Mills and The Oasis at Sawgrass in the amount of $337,000. The loans are evidenced by a mortgage loan in the amount of $300,000 and a mezzanine loan in the amount of $37,000 and are secured by the properties, the Company's ownership interests in the two properties and an assignment of leases and rents. The net proceeds were used to repay prior loans totaling approximately $332,495.

Note 9. [illegible]

In the normal course of business, the Company and its unconsolidated joint ventures are exposed to the effect of interest rate changes. The Company and its unconsolidated joint ventures limit these risks by following established risk management policies and procedures including the use of a variety of derivative financial instruments to manage or hedge interest rate risk. The Company and its unconsolidated joint ventures do not enter into derivative instruments for speculative purposes. The Company and its unconsolidated joint ventures require that hedging derivative instruments are effective in reducing interest rate risk exposure. This effectiveness is essential for qualifying for hedge accounting. Changes in the hedging instrument's fair value related to the effective portion of the risk being hedged are included in accumulated other comprehensive income (loss). In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Hedges that meet these hedging criteria are formally designated as cash flow hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, the change in the fair value of the derivative instrument is marked to market with the change included in net income in each period until the derivative instrument matures. Additionally, any derivative instrument used for risk management that becomes ineffective is marked to market.

To manage interest rate risk, the Company and its unconsolidated joint ventures may employ interest rate swaps, caps and floors, options, forwards or a combination thereof, depending on an underlying exposure. Interest rate swaps and collars are contractual agreements between the Company or its unconsolidated joint ventures and third parties to exchange fixed and floating interest payments periodically without the exchange of the underlying principal amounts (notional amounts). In the unlikely event that a counterparty fails to meet the terms of an interest rate swap contract or collar agreement, the Company's exposure is limited to the interest rate differential on the notional amount. The Company does not anticipate non-performance by any of its counterparties. Net interest differentials to be paid or received under a swap contract and/or collar agreement are included in interest expense as incurred or earned.

Interest rate hedges that are designated as cash flow hedges, hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the balance sheet and included in accounts payable and other liabilities or in investment in unconsolidated joint ventures (for joint venture hedges) with a corresponding adjustment to either accumulated other comprehensive income (loss) or in earnings depending on the hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains/losses are reported in accumulated other comprehensive income (loss). Over time, the unrealized gains/losses held in accumulated other comprehensive loss will be recognized in earnings consistent with when the hedged items are recognized in earnings. Within the next twelve months the Company expects to reclassify $59 to earnings as interest expense and its unconsolidated joint ventures expect to reclassify $7,088 to earnings as interest expense from the current balance held in accumulated other comprehensive loss, of which the Company's pro rata share is $4,249.

In conjunction with the Company's policy to reduce interest rate risk, the Company and unconsolidated joint ventures have entered into the following interest rate swaps and collar agreements to hedge the variability of monthly cash outflows attributable to changes in LIBOR. The collar effectively locks LIBOR within a range from 6.275% to 7.0% and the Company's swaps require the Company to receive LIBOR and pay a fixed rate. The terms of the derivative instruments, a reconciliation of their fair value and adjustment to accumulated other comprehensive loss, are as follows:

		JOINT VENTURES		
(AMOUNTS IN THOUSANDS)	SAWGRASS MILLS MEZZANINE DEBT	OPRY MILLS DEBT	THE BLOCK AT ORANGE DEBT	DISCOVER MILLS DEBT
Hedge type	Cash Flow	Cash Flow	Cash Flow	Cash Flow
Description	Swap	Collar	Swap	Swap
Notional amount	$37,000	$170,000	$135,000	$126,700
Interest rate	2.84%	6.275% to 7.0%	5.35%	2.91%
Maturity date	6/7/03	9/29/02	5/1/06	6/1/03
Fair value loss from transition adjustment at 1/1/01	$ —	$ (1,919)	$ —	$ —
Change in fair value for the year ended December 31, 2001	(82)	(4,060)	(3,861)	(441)
Accumulated other comprehensive loss at December 31, 2001	**$ (82)**	**$ (5,979)**	**$ (3,861)**	**$ (441)**

The Company's pro rata share of accumulated other comprehensive loss after minority interest at December 31, 2001 was $5,107. The Company's total comprehensive income for the year ended December 31, 2001 was $16,135.

Note 10. [illegible]

The Company has noncancellable leases with tenants with remaining terms ranging from one to 23 years and requiring monthly payments of specified minimum rent. A majority of the leases require reimbursement by the tenant of substantially all operating expenses of the properties. Future minimum rental commitments under the noncancellable operating leases at December 31, 2001 are as follows:

2002	$ 91,020
2003	82,617
2004	72,090
2005	61,702
2006	46,620
Thereafter	272,009
	$626,058

These amounts do not include percentage rents which may become receivable under certain leases on the basis of tenant sales in excess of stipulated minimums.

The Company has a noncancellable operating lease for its corporate headquarters in Arlington, Virginia. The lease commenced in April 1996 for a term of ten years. Minimum rental payments under this lease subsequent to December 31, 2001, are as follows:

2002	$ 2,654
2003	2,721
2004	2,788
2005	2,858
2006	1,319
	$12,340

Note 11. [illegible]

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

Cash equivalents, accounts and notes receivable, accounts payable and other liabilities are carried at amounts which reasonably approximate their fair values.

Fixed rate debt with an aggregate carrying value of $941,316 and $529,740 has an estimated aggregate fair value of $953,687 and $567,800 at December 31, 2001 and 2000, respectively. Estimated fair value of fixed rate debt is based on interest rates currently available to the Company for issuance of debt with similar terms, credit risk and remaining maturities. The estimated fair value of the Company's variable rate debt is estimated to be approximately equal to its carrying value of $82,578 and $436,765 at December 31, 2001 and 2000, respectively.

Disclosure about fair value of financial instruments is based on pertinent information available to management at December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2001, and current estimates of fair value may differ significantly from the amounts presented herein.

Note 12. [illegible]

The Company has a 401(K) defined contribution benefit plan that covers all employees who are age 21 or older and have completed at least 60 days of service. Contributions made by employees electing to participate in the plan under salary reduction agreements are recorded when paid into the plan or, alternatively, accrued if unpaid. Employer contributions are accrued and paid into the plan periodically. Employer contributions were $1,400, $1,346 and $1,165 for the years ended December 2001, 2000 and 1999, respectively.

Note 13. [illegible]

During April and May 2001, the Company sold 750,000 shares of series A cumulative convertible preferred stock ("Series A Preferred Stock") totaling $75,000 in a private placement. The Series A Preferred Stock has an initial coupon of 10.5% with annual 50 basis point increase in each of the next two years, with additional increases after the third year. The Series A Preferred Stock is convertible into the Company's common stock at a strike price of $25.00 per share. The Series A Preferred Stock is callable by the Company after the first year at a specified premium and has no sinking fund requirements. The Series A Preferred Stock is also subject to redemption at the option of the holders of Series A Preferred Stock upon the occurrence of specified events, at a specified premium, determined in accordance with the timing of the event triggering such redemption right. The holders of the Series A Preferred Stock have the right to require the Company to redeem all or a portion of the Series A Preferred Stock for cash if (1) the Company ceases to qualify as a REIT, (2) there is a change in control, as defined in the securities purchase agreement, (3) a material event of noncompliance occurs, as defined in the securities purchase agreement, and (4) shares of the Series A Preferred Stock remain issued and outstanding after April 30, 2006. The Company contributed the proceeds to the Operating Partnership in exchange for preferred units. The preferred units would be subject to the same terms and conditions as the Series A Preferred Stock. The net proceeds, which totaled $69,343 after discounts and expenses, were used to pay down the Company's unsecured revolving loan and to fund the Company's development equity requirements. Due to the redemption features of the Series A Preferred Stock, the Company has accounted for the dividends on the Series A Preferred Stock as interest expense.

In connection with the issuance of the Series A Preferred Stock, the Company granted the holder a warrant ("Series A Warrant") to purchase the Company's common stock at $25.00 per share. The number of common shares that become exercisable under the Series A Warrant is based on the number of shares of Series A Preferred Stock the Company repurchases upon exercise of its call right between May 1, 2002 and November 10, 2003.

Note 14.

AUTHORIZED AND OUTSTANDING CAPITAL

At December 31, 2001 and 2000, the total number of shares authorized and outstanding were as follows:

	DECEMBER 31, 2001		DECEMBER 31, 2000	
	NUMBER OF SHARES AUTHORIZED	NUMBER OF SHARES OUTSTANDING	NUMBER OF SHARES AUTHORIZED	NUMBER OF SHARES OUTSTANDING
Common stock, $0.01 par value	100,000,000	28,462,926	100,000,000	23,408,824
Non-voting common stock, $0.01 par value	50,000,000	—	50,000,000	—
Series A Preferred Stock, $0.01 par value	20,000,000	750,000	20,000,000	—

SALE OF COMMON STOCK

In August 2001, the Company sold 4,025,000 shares of common stock, par value $0.01 per share, in a public offering at a purchase price of $24.00 per share. The net proceeds, which totaled approximately $90,784, after discounts and expenses, were used to repay the outstanding indebtedness under the Company's unsecured revolving loan and will be used to fund the Company's future development.

STOCK REPURCHASES

In September 2001, the Company announced its intention to enter into a stock repurchase program in compliance with the Emergency Order released by the Securities and Exchange Commission on September 14, 2001. The Emergency Order permitted companies to repurchase their own securities during the period from September 17, 2001 through October 12, 2001, without meeting certain of the volume and timing restrictions that normally would apply under the Securities Exchange Act of 1934. On September 18, 2001, the Company paid approximately $1,102 to repurchase 50,000 shares of common stock, at $22.04 per share, which were retired. No other repurchases were made, and the stock repurchase program has been discontinued.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
Net income	$21,242	$34,420	$27,223
Adjustment to minority interest	(72)	(27)	(17)
Numerator for basic earnings per share	21,170	34,393	27,206
Adjustment to minority interest	146	25	77
Numerator for diluted earnings per share	$21,316	$34,418	$27,283
Denominator:			
Weighted average shares	25,262	23,341	23,167
Outstanding unvested restricted stock awards – weighted average shares	(220)	(46)	(36)
Denominator for basic earnings per share – adjusted weighted average shares	25,042	23,295	23,131
Effect of dilutive securities:			
Employee stock options and restricted stock awards	449	43	162
Denominator for diluted earnings per share – adjusted weighted average shares	25,491	23,338	23,293
Basic earnings per share	$ 0.85	$ 1.48	$ 1.18
Diluted earnings per share	$ 0.84	$ 1.47	$ 1.17

MINORITY INTEREST

Assets and liabilities allocated to the limited partners (the "Minority Interest") are based on their ownership percentage of the Operating Partnership at year end. The ownership percentage is determined by dividing the number of Operating Partnership Units held by the Minority Interest at year end by the total Operating Parntership Units outstanding at year end. The Minority Interest ownership percentage in assets and liabilities of the Operating Partnership was 37.11% and 40.32% at December 31, 2001 and 2000, respectively.

Income before minority interest is allocated to the limited partners based on their weighted average ownership during the year. The ownership percentage is determined by dividing the weighted average number of Operating Partnership units held by the Minority Interest by the total weighted average number of Operating Partnership units outstanding during the year. For purposes of this calculation, shares granted, even if not issued, in conjunction with the Company's stock incentive plan are included. For basic earnings per share, the ownership percentage is adjusted to reflect only shares vested and issued and for dilutive earnings per share the ownership percentage is further adjusted to reflect the dilutive impact of unvested restricted stock and options.

There were 16,797,152 and 15,827,909 limited partnership units in the Operating Partnership, as of December 31, 2001 and 2000, respectively, not held by the Company which were outstanding and could be exchanged for shares of common stock of the Company on a one-for-one basis in specified circumstances. This exchange right has not been considered in the computation of per share data as it does not have a dilutive effect. The common shares that may become exercisable under the Series A Warrant have not been considered in the computation of per share data, as they are anti-dilutive for all periods presented. Certain options outstanding were not included in the computation of diluted earnings per share because the exercise price of the options was higher than the average market price of common stock for the applicable periods or, because the conditions which must be satisfied prior to issuance of any such shares were not achieved during the applicable periods, therefore, the effect would be anti-dilutive.

STOCK OPTION PLANS

The Company has an Executive Equity Incentive Plan ("Plan") for the purpose of attracting and retaining directors, executive officers and other key personnel of the Company, the Operating Partnership and their subsidiaries. Pursuant to the Plan, 4,500,000 shares of common stock have been reserved for issuance of stock options and restricted stock. The options and restricted stock are issued at a price not less than 100% of fair market value at the date of grant. The options expire 10 years from the date of grant and will contain such other terms and conditions (including, without limitation, conditions to vesting) as may be determined by the Company's Executive Compensation Committee. In 1999, the Company adopted a broad-based 1999 Stock Option Plan for the purpose of advancing the interests of the Company, the Operating Partnership and their subsidiaries. Pursuant to the plan, 2,000,000 shares of common stock have been reserved for issuance of stock options and restricted stock. The options are issued at a price not less than 100% of fair market value at the date of grant, expire 10 years from the date of grant and will contain such other terms and conditions (including, without limitation, conditions to vesting) as may be determined by the Company's Executive Compensation Committee.

A summary of the Company's stock option activity, and related information for the years ended December 31, 2001, 2000 and 1999, respectively, is as follows (in thousands except price data):

	YEARS ENDED DECEMBER 31,					
	2001		2000		1999	
	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding – beginning of year	**4,756**	**$21.61**	5,276	$21.63	4,061	$23.62
Granted	**93**	**19.60**	3	18.63	1,322	17.44
Exercised	**(438)**	**18.93**	(46)	17.64	—	—
Forfeited and Expired	**(247)**	**22.22**	(477)	21.47	(107)	24.32
Restricted Stock Grants – Tender Offer	**(878)**	**25.04**	—	—	—	—
Outstanding – end of year	**3,286**	**$20.92**	4,756	$21.61	5,276	$21.63
Exercisable at end of year	**2,032**	**$21.62**	1,925	$21.59	1,400	$21.96
Weighted average fair value of options granted during the year		**$ 1.67**		$ 1.27		$ 1.06

The range of exercise prices of options outstanding at December 31, 2001 was $17.44 to $26.19. The weighted average remaining contractual life of options outstanding at December 31, 2001 was 5.8 years.

In November 2000, the Company commenced a tender offer to acquire all of the outstanding options with an exercise price of $23.50 or more for shares of restricted stock. In January 2001, the Company purchased approximately 878,331 options in exchange for approximately 98,932 shares of restricted stock, which have a three-year vesting period.

Pro forma information regarding net income and earnings per share is required by SFAS 123 which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest of 4.6%, 6.5% and 6.5%; expected life of the option of 3.1 years, 5.5 years and 5.0 years; a dividend yield of 9.7%, 10.0% and 10.0%; and volatility factors of the expected market price of the Company's common stock of .258, .202, and .215.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	2001	2000	1999
Pro forma income before minority interest	**$34,554**	$56,617	$44,430
Pro forma net income per share – diluted	**$ 0.84**	$ 1.45	$ 1.14

RESTRICTED STOCK GRANTS

Pursuant to both the Executive Equity Incentive Plan and the 1999 Stock Option Plan, the Company grants restricted stock to its directors, officers and other key employees. Vesting periods for restricted stock are determined by the Company's Executive Compensation Committee. As of December 31, 2001, the Company had grants of 622,506 shares of non-vested restricted stock outstanding pursuant to such plans, which shares vest as follows:

2002	2003	2004	2005	2006
212,851	184,322	133,762	76,967	14,604

An additional 49,026 shares of stock would be issued and would vest only upon a change in control of the Company.

Note 15. [illegible]

The Company is subject to the risks inherent in the ownership and operation of commercial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, including creditworthiness of retailers, competition for retailers, changes in tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws.

The Company currently is neither subject to any other material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company other than routine litigation and administrative proceedings arising in the ordinary course of business.

As of December 31, 2001, the Company had outstanding letters of credit totaling $483 which were provided to certain utility companies and The Ministry of Finance of the Province of Ontario Canada as security for certain performance criteria.

Note 16. [illegible]

MSC provides management, leasing, commissioned land sales, and related services to entities owned by partners of the Operating Partnership. Fees earned for the years ended December 31, 2001, 2000 and 1999, were $215, $258 and $285, respectively.

In addition, MSC provides development and leasing, financing and management services to the unconsolidated joint ventures. Fees recorded during 2001, 2000 and 1999, were $18,318, $16,824 and $13,253, respectively.

Interest income earned from advances to unconsolidated joint ventures totaled $1,678, $2,510 and $713 for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 17. [illegible]

SALE OF COMMON STOCK

On February 28, 2002, the Company sold 1,818,179 shares of common stock in two concurrent offerings at an initial price of $27.50 per share. The net proceeds of both offerings, which totaled approximately $47,016 after discounts and expenses, were used to reduce the outstanding indebtedness under the Company's unsecured revolving loan.

Note 18. [illegible]

The following is a summary of results of operations for each of the fiscal quarters during 2001 and 2000:

	THREE MONTHS ENDED,			
2001	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
Total revenues	$47,254	$47,557	$48,731	$52,939
Income before extraordinary items and minority interests	8,161	10,665	12,355	20,280
Income before minority interests	(7,996)	10,557	11,869	20,280
Net (loss) income	(4,778)	6,314	7,187	12,504
[illegible]				
Income before extraordinary items	$ 0.21	$ 0.27	$ 0.30	$ 0.46
Extraordinary loss on debt extinguishment	(0.41)	—	(0.01)	—
Net (loss) income per share	$ (0.20)	$ 0.27	$ 0.29	$ 0.46
[illegible]				
Income before extraordinary items	$ 0.21	$ 0.26	$ 0.29	$ 0.45
Extraordinary loss on debt extinguishment	(0.41)	—	(0.01)	—
Net (loss) income per share	$ (0.20)	$ 0.26	$ 0.28	$ 0.45
Basic Common Shares	23,395,622	23,726,943	25,468,409	27,896,129
Diluted Common Shares	23,646,672	24,234,703	26,006,608	28,396,132

	THREE MONTHS ENDED,			
2000	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31[1]
Total revenues	$46,715	$46,710	$48,097	$49,189
Income before extraordinary items and minority interests	10,203	8,073	29,673	13,306
Income before minority interests	8,690	6,439	29,673	12,959
Net income	5,166	3,841	17,679	7,734
[illegible]				
Income before extraordinary items	$ 0.26	$ 0.21	$ 0.76	$ 0.34
Extraordinary loss on debt extinguishment	(0.04)	(0.05)	—	(0.01)
Net income per share	$ 0.22	$ 0.16	$ 0.76	$ 0.33
[illegible]				
Income before extraordinary items	$ 0.26	$ 0.21	$ 0.76	$ 0.34
Extraordinary loss on debt extinguishment	(0.04)	(0.05)	—	(0.01)
Net income per share	$ 0.22	$ 0.16	$ 0.76	$ 0.33
Basic Common Shares	23,172,940	23,305,898	23,287,724	23,287,513
Diluted Common Shares	23,191,770	23,345,951	23,310,764	23,287,936

[1] *Includes the write-off of costs, totaling $5,039 relating to predevelopment projects which were abandoned in the fourth quarter of 2000.*

LAURENCE C. SIEGEL
Chairman of the Board
Chief Executive Officer – The Mills Corporation
*Term Expires May 2002**

DIETRICH VON BOETTICHER
Vice Chairman of the Board
Partner – von Boetticher, Hasse, Kaltwasser
Term Expires May 2003

JOHN M. INGRAM
Vice Chairman of the Board
Principal – Ingram Realty Advisors
Term Expires May 2003

CHARLES R. BLACK, JR.
President and Chief Executive Officer –
Black, Kelly, Scruggs & Healey
Term Expires May 2003

JAMES C. BRAITHWAITE
President – Kan Am Realty, Inc.
Term Expires May 2004

JAMES F. DAUSCH
Senior Executive Vice President –
The Mills Corporation
Term Expires May 2004

THE HONORABLE JOSEPH B. GILDENHORN
Founding Officer – JBG Companies
Term Expires May 2004

HARRY H. NICK
Director
Term Expires May 2004

FRANZ VON PERFALL
President – Kan Am International, GmbH
*Term Expires May 2002**

ROBERT P. PINCUS
President, D.C. Metro Region – BB&T **
Term Expires May 2004

CRISTINA L. ROSE
Chairman – Rose & Kindel
*Term Expires May 2002**

* *Nominated for re-election*
** *Retired as of March 2002*

LAURENCE C. SIEGEL
Chairman and Chief Executive Officer

JAMES F. DAUSCH
Senior Executive Vice President
Development

JUDITH S. BERSON
Executive Vice President
Leasing

KENT S. DIGBY
Executive Vice President
Management and Marketing

THOMAS E. FROST
Executive Vice President and
General Counsel

STEVEN J. JACOBSEN
Executive Vice President
Development

KENNETH R. PARENT
Executive Vice President and
Chief Financial Officer

MARK J. RIVERS
Executive Vice President
Chief Strategic Officer

JAMES P. WHITCOMB
Executive Vice President
Capital Services

The Mills Corporation common stock is traded on the New York Stock Exchange under the symbol "MLS."

2001	HIGH	LOW	DIVIDEND (PER SHARE)
First Quarter	$20.89	$16.38	$.5325
Second Quarter	$24.60	$20.33	$.5325
Third Quarter	$25.24	$18.25	$.5325
Fourth Quarter	$26.48	$21.04	$.5325

2000	HIGH	LOW	DIVIDEND (PER SHARE)
First Quarter	18 5/8	15 5/8	$.5175
Second Quarter	19 1/16	17 7/16	$.5175
Third Quarter	18 15/16	17 1/16	$.5175
Fourth Quarter	18 3/4	16 1/16	$.5175

Persons interested in financial or general information about The Mills Corporation should contact: Investor Relations (877) 396-0206

News releases issued by The Mills Corporation are available on the Internet at www.millscorp.com/press.html

You may also obtain news by calling PR Newswire's Company News On Call at (800) 758-5804. This system requires a six-digit code (869875). PR Newswire also makes The Mills Corporation news releases available on the Internet at the following address: www.prnewswire.com

The Mills Corporation
1300 Wilson Boulevard, Suite 400
Arlington, Virginia 22209
Tel: (703) 526-5000
Fax: (703) 526-5111
Website: www.millscorp.com

International Council of Shopping Centers
National Association of Real Estate Investment Trusts, Inc.
Urban Land Institute

EquiServe
First Chicago Trust Division
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 446-2617

Hogan & Hartson, L.L.P.
555 13th Street, NW
Washington, DC 20004

Additional copies of this Annual Report and the Form 10-K are available from the Company or through the Wall Street Journal Annual Reports Service at (800) 654-2582. You must give the ticker symbol when ordering.

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Shareholders may automatically reinvest their dividends in additional common stock of The Mills Corporation through the Dividend Reinvestment Plan that also provides for purchase by voluntary cash contributions. The Company pays for costs and commissions associated with the plan. For additional information, please contact:

The Mills Corporation Dividend Reinvestment Plan
c/o EquiServe
First Chicago Trust Division
P.O. Box 2598
Jersey City, New Jersey 07303-0498
(201) 324-0498

The Company's Annual Meeting of Shareholders will be held at 10:00 am (EST) on Tuesday, May 14, 2002 at The Key Bridge Marriott, 1401 Lee Highway, Arlington, Virginia, 22209.

The Mills Corporation is an equal opportunity employer. We believe that the talents of dedicated and diverse employees represent our most important resource, and we realize that this philosophy is essential to our continued growth and development.

Potomac Mills, Franklin Mills, Sawgrass Mills, Gurnee Mills, Ontario Mills, Grapevine Mills, Arizona Mills, The Block at Orange, Concord Mills, Katy Mills, Arundel Mills, Vaughan Mills, Colorado Mills, Meadowlands Mills, St. Louis Mills, Madrid Xanadú, Mills, The Mills, The Block, The Oasis at Sawgrass, FoodBrand, and Mills Services are service marks of The Mills Corporation and its affiliates. Opry Mills is a service mark of the Opry Mills Limited Partnership. Discover Mills is a service mark of The Mills Limited Partnership and Discover Financial Services, Inc.

DESIGN: SVP Partners, Wilton, CT
PHOTOGRAPHY: Ted Kawalerski, NY; Erhard Pfeiffer, CA
EDITORIAL: Tony Leighton, Guelph, Ontario, Canada


THE MILLS®

The Mills Corporation
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209
(703) 526-5000
www.millscorp.com